       AS FILED WITH THE SECURITIES EXCHANGE COMMISSION ON MARCH 27, 2000


                                                      REGISTRATION NO. 333-32616

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                               MERIX CORPORATION
             (Exact Name of Registrant as Specified in its Charter)
                           --------------------------

             OREGON                            3672                     93-1135197
  (State or Other Jurisdiction     (Primary Standard Industrial      (I.R.S. Employer
of Incorporation or Organization)    Classification Code No.)      Identification No.)

                               MERIX CORPORATION
                                1521 POPLAR LANE
                           FOREST GROVE, OREGON 97116
                                 (503) 359-9300
   (Address and telephone number of registrant's principal executive office)
                           --------------------------

                                 JANIE S. BROWN
                               MERIX CORPORATION
                                1521 POPLAR LANE
                           FOREST GROVE, OREGON 97116
                                 (503) 359-9300
           (Name, address and telephone number of agent for service)
                           --------------------------

                                   Copies to:

            PATRICK J. SIMPSON, ESQ.                         CHRISTOPHER L. KAUFMAN, ESQ.
              ERICH J. LITCH, ESQ.                              WILLIAM DAVISSON, ESQ.
                PERKINS COIE LLP                                   LATHAM & WATKINS
        1211 SW FIFTH AVENUE, 15TH FLOOR                        135 COMMONWEALTH DRIVE
             PORTLAND, OREGON 97204                          MENLO PARK, CALIFORNIA 94025
                 (503) 727-2000                                     (650) 328-4600

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED MARCH 27, 2000

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PREMILINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                                         -------

                                                                          [LOGO]
 PROSPECTUS

                                                                               -

----------------------------------------------------------
                                                                         -------

                                     [LOGO]

                                3,000,000 Shares
                                  Common Stock

--------------------------------------------------------------------------------

This is an offering of shares of common stock of Merix Corporation. We are offering 2,000,000 shares in this offering. The selling shareholder that we identify in this prospectus is offering an additional 1,000,000 shares. Merix will not receive any proceeds from the sale of the shares by the selling shareholder.


Our common stock is traded on the Nasdaq National Market under the symbol "MERX." On March 24, 2000, the last reported sale price for the common stock on the Nasdaq National Market was $24.00 per share.


--------------------------------------------------------------------------------


INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" ON PAGE
                                       8.

--------------------------------------------------------------------------------

                                                   Per Share    Total
Public offering price                               $          $

Underwriting discounts and commissions              $          $

Proceeds, before expenses, to us                    $          $

Proceeds to the selling shareholder                 $          $

The Underwriters have an option to purchase 300,000 additional shares from us and 150,000 additional shares from the selling shareholder to cover any over-allotment of shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

THOMAS WEISEL PARTNERS LLC
            U.S. BANCORP PIPER JAFFRAY

                        WILLIAM BLAIR & COMPANY

                                    NEEDHAM & COMPANY, INC.

The date of this prospectus is          , 2000

                                   [ARTWORK]

                               TABLE OF CONTENTS


                                       PAGE
                                       ----
Summary..............................     5
Risk Factors.........................     8
Price Range of Common Stock..........    15
Use of Proceeds......................    15
Dividend Policy......................    15
Capitalization.......................    16
Selected Financial Data..............    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    18
Business.............................    28



                                       PAGE
                                       ----
Management...........................    37
Information Regarding the Selling
  Shareholder........................    40
Principal and Selling Shareholder....    41
Underwriting.........................    43
Legal Matters........................    45
Experts..............................    45
Where You Can Find Additional
  Information........................    45
Index to Financial Statements........   F-1


                            ------------------------


    IN THIS PROSPECTUS, THE "COMPANY," "MERIX," "WE," "US," AND "OUR" REFER TO MERIX CORPORATION, AN OREGON CORPORATION. OUR FISCAL YEAR CONSISTS OF EITHER THE 52 OR 53-WEEK PERIOD ENDING ON THE LAST SATURDAY IN MAY. FISCAL YEARS 1999 AND 1998 WERE BOTH 52-WEEK YEARS AND FISCAL YEAR 1997 WAS A 53-WEEK YEAR. FOR CONVENIENCE, ALL OF OUR FISCAL YEARS ARE PRESENTED AS ENDED ON MAY 31, AND ALL INTERIM PERIODS ARE PRESENTED AS ENDED ON THE LAST DAY OF THE LAST CALENDAR MONTH OF THE PERIOD, WITH FEBRUARY ALWAYS ENDING ON FEBRUARY 28.

                                    SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION IN THIS PROSPECTUS, INCLUDING RISK FACTORS, REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING.

                                     MERIX



    We are a leading manufacturer of technologically advanced electronic interconnect solutions for use in sophisticated electronic equipment. Our principal products are complex multilayer printed circuit boards, which are the platforms used to interconnect microprocessors, integrated circuits and other components that are essential to the operation of electronic products and systems. We focus on providing our solutions to manufacturers of technologically advanced electronic products within selected high growth segments of the electronics industry, including communications, computing, and test and measurement. Within these market segments we have focused on increasing our sales within the communications segment, as indicated in the table below.


                                                                          PERCENTAGE OF NET SALES
                                                            ---------------------------------------------------
                                                                                              NINE MONTHS
                                                                 YEARS ENDED                     ENDED
                                                                   MAY 31,                    FEBRUARY 28,
                                                            ----------------------       ----------------------
                                                              1998          1999           1999          2000
                                                            --------      --------       --------      --------
MARKET SEGMENTS:
  Communications..........................................    26.2%         37.9%          36.1%         49.7%
  Computing...............................................    27.9          32.8           32.9          23.6
  Test and Measurement....................................    42.1          25.4           27.3          23.8
  Other...................................................     3.8           3.9            3.7           2.9
                                                             -----         -----          -----         -----
    Total.................................................   100.0%        100.0%         100.0%        100.0%
                                                             =====         =====          =====         =====


    We provide our customers with an integrated interconnect manufacturing solution that includes quick-turn prototypes, pre-production and volume production of printed circuit boards and backplanes and backplane assemblies. Our major and emerging customers include leading original equipment manufacturers, or OEMs, and contract manufacturers in the electronics industry.


MAJOR OEM CUSTOMERS  EMERGING OEM CUSTOMERS  CONTRACT MANUFACTURERS
-------------------  ----------------------  ----------------------
   Cisco Systems      Agilent Technologies     ACT Manufacturing
 Credence Systems        Sonus Networks      Benchmark Electronics
      EMC(2)          Spring Tide Networks         Celestica
  Hewlett-Packard      Sycamore Networks          Flextronics
       Intel         Telaxis Communications      Jabil Circuit
Lucent Technologies                               SCI Systems
     Motorola                                      Solectron
     Tektronix
     Teradyne


    Our customers demand increasingly complex and technologically advanced printed circuit boards with high layer counts, dense circuitry designs, high performance materials and precision cavities. Our engineering and manufacturing capabilities enable us to produce, in volume, printed circuit boards of 34 layers utilizing high performance materials and leading-edge fabrication techniques. Our manufacturing facility is designed to meet the accelerated time-to-market and time-to-volume requirements of customers whose markets are characterized by high growth rates, rapid technological advances and short product life-cycles. We believe our on-time delivery record, which has consistently exceeded 95%, and product return rate, which is less than 0.5%, are among the best in the industry. We believe we are one of a limited number of interconnect manufacturers with the advanced process technology and manufacturing and engineering expertise necessary to offer these high-end products and services.

    The worldwide market for rigid printed circuit boards in 1998 was $30.2 billion and is projected to grow to $43.0 billion in 2001. High-end commercial equipment manufacturers require more complex multilayer interconnect solutions with advanced materials, narrow line widths and separations of copper traces, precision cavities and small diameter vias and through-holes to connect internal circuitry. The market for these more complex printed circuit boards was 18.2% of the total market in 1998 and is projected to grow to 24.3% of the total market in 2001. Sales of high performance printed circuit boards are projected to grow at a compound annual growth rate of approximately 25.0% over the next two years.

STRATEGY

    Our objective is to continue to be a preferred supplier of technologically sophisticated interconnect solutions for leading OEMs and contract manufacturers in high growth segments of the electronics industry. The key elements of our strategy include:

    - Continue to focus on both market and technology leaders in selected high growth end-markets;

    - Extend our technology leadership;

    - Provide an integrated manufacturing solution;

    - Enhance our reputation as the customer service leader;

    - Invest in capacity and technology; and

    - Pursue strategic acquisitions and alliances.


                                  THE OFFERING



Common stock offered by Merix................  2,000,000 shares

Common stock offered by the selling
  shareholder................................  1,000,000 shares

Common stock to be outstanding after the
  offering...................................  8,509,759 shares

Use of proceeds..............................  We will receive net proceeds from the offering of approximately $35.3 million,
                                               assuming a public offering price of $19.00
                                               per share. We intend to use the net proceeds
                                               to purchase new equipment and expand our
                                               production capacity and for working capital
                                               and general corporate purposes. We will not
                                               receive any proceeds from sale of shares by
                                               the selling shareholder.

Nasdaq National Market symbol................  MERX


    Common stock outstanding after the offering:


    - excludes 1,470,661 shares of common stock issuable upon exercise of outstanding options as of February 28, 2000, at a weighted average exercise price of $9.50 per share; and



    - excludes shares issued under the Company's 401(k) plan after February 28, 2000.


    Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriters of their over-allotment options to purchase up to 300,000 additional shares of common stock from us and up to 150,000 additional shares of common stock from the selling shareholder. See "Underwriting" and "Information Regarding Selling Shareholder."

                           --------------------------

    We were incorporated in March 1994 to succeed to the business conducted by the Circuit Board Division of Tektronix, Inc. Our principal executive offices are located at 1521 Poplar Lane, Forest Grove, Oregon 97116, and our telephone number is (503) 359-9300. Our website is located at WWW.MERIX.COM. Information contained on our website does not constitute part of this prospectus. "Merix" is a trademark of our company. This prospectus also includes trademarks and trade names of other parties.

                             SUMMARY FINANCIAL DATA


    The following table summarizes our financial data and has been derived from our audited financial statements for each of the years in the three-year period ended May 31, 1999 and our unaudited financial statements for the nine months ended February 28, 1999 and 2000. For further detail and explanation of period-to-period changes, the information shown below should be read together with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.



                                                                                       NINE MONTHS ENDED
                                                    YEAR ENDED MAY 31,                    FEBRUARY 28,
                                             ---------------------------------       ----------------------
                                               1997        1998        1999            1999        2000
                                             ---------   ---------   ---------       --------   -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                          (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales..................................  $156,184    $178,620    $113,982        $ 81,050    $109,654
Gross profit (loss)........................    21,856      27,520       3,448          (1,421)     19,769
Operating income (loss)....................     2,021       5,522     (31,447)        (33,261)      8,626
Net income (loss)..........................       321       2,138     (20,681)        (21,398)      3,887
Basic net income (loss) per share..........  $   0.05    $   0.35    $  (3.30)       $  (3.43)   $   0.60
Diluted net income (loss) per share........  $   0.05    $   0.34    $  (3.30)       $  (3.43)   $   0.58
Weighted average common shares outstanding:
  Basic....................................     6,146       6,194       6,269           6,245       6,428
  Diluted..................................     6,260       6,272       6,269           6,245       6,667

OTHER FINANCIAL DATA:
EBITDA(1)..................................  $ 10,920    $ 15,493    $(23,281)       $(27,017)   $ 14,343



                                                                 FEBRUARY 28, 2000
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
                                                                  (IN THOUSANDS)
                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 16,538     $ 51,803
Working capital.............................................    20,786       56,051
Total assets................................................   113,295      148,560
Long-term debt, less current portion........................    29,150       29,150
Shareholders' equity........................................  $ 55,711     $ 90,976



    Please see Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing per share data. The As Adjusted Balance Sheet Data summarized above reflects the application of the net proceeds from the sale of the 2,000,000 shares of common stock offered by Merix at an assumed public offering price of $19.00 per share and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.


(1) EBITDA, which we calculate as income (loss) before taxes, interest income and interest expense, plus depreciation and amortization, is a supplemental financial measurement used by us in the evaluation of our business and by many analysts in our industry. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles.

                                  RISK FACTORS

    THIS OFFERING AND AN INVESTMENT IN OUR COMMON STOCK INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE INVESTING IN OUR COMMON STOCK. OUR BUSINESS AND RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED BY ANY OF THE FOLLOWING RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

BECAUSE A SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR REVENUE, OUR REVENUE COULD DECLINE IF WE LOSE A MAJOR CUSTOMER OR IF A MAJOR CUSTOMER DEMANDS LESS OF OUR PRODUCTS OR CANCELS OR DELAYS ORDERS.


    Historically, we have derived a significant portion of our revenue from a limited number of customers. For example, our top five customers represented 68.1%, 67.8% and 75.1% of our net sales in the first nine months of fiscal 2000 and in fiscal 1999 and 1998, respectively. In fiscal 1999, Cisco Systems, Motorola, Hewlett-Packard and Tektronix, an affiliate of Merix, each accounted for more than 10% of our net sales, and in the nine-month period ended
February 28, 2000, Cisco Systems, Motorola and Teradyne each accounted for more than 10% of our net sales. We expect to continue to depend upon a small number of customers for a significant portion of our net sales for the foreseeable future. The loss of or decrease in orders from one or more major customers could reduce our revenues.


    The level and timing of orders placed by our customers vary due to a number of factors, including customer attempts to manage inventory, changes in customer manufacturing strategies and variations in demand for customer products. Because we do not obtain long-term purchase orders or commitments from our customers, we must anticipate the future volume of orders based on discussions with our customers. We rely on our estimates of anticipated future volumes when making commitments regarding the level of business that we will seek and accept, the mix of products that we intend to manufacture, the timing of production schedules and the levels and utilization of personnel and other resources. A customer may cancel, reduce or delay orders that were previously made or anticipated. A significant portion of our backlog at any time may be subject to cancellation or postponement without penalty. We may not be able to timely replace canceled, delayed or reduced orders. Significant or numerous cancellations, reductions or delays in orders by a customer or group of customers could lead to under-utilization of our installed capacity and harm our results of operations.

IF ECONOMIC CONDITIONS DECREASE DEMAND FOR ELECTRONIC PRODUCTS OR ADVERSELY AFFECT THE MARKET FOR ELECTRONIC PRODUCTS, WE COULD EXPERIENCE REDUCED SALES AND LOWER GROSS MARGINS.

    Our business depends on the electronics industry, which is subject to intense competition, rapid technological change, short product life cycles and pricing and margin pressures. When these factors adversely affect our customers, we may suffer similar effects. Our customers are primarily manufacturers in the communications, computing, and test and measurement segments of the electronics industry. At any time, our customers can discontinue or modify products containing components manufactured by us. This discontinuance or modification could adversely affect our results of operations.

    In addition, the electronics industry has historically been cyclical and subject to significant economic downturns characterized by diminished product demand, rapid declines in average selling prices and over-capacity. For example, the economic downturn in Asia in 1998 had a negative effect on the prices of electronic products as demand for electronic products and components declined and price competition escalated. The electronics industry is likely to experience recessionary periods in the future. The economic conditions affecting the electronics industry, in general, or any of our major customers, in particular, may adversely affect our operating results.

WE MAY NOT SUCCESSFULLY MANAGE OUR GROWTH AND CAPACITY EXPANSION OR CONTROL OUR BUSINESS OPERATIONS AFTER THIS EXPANSION.

    We plan to expand our manufacturing capacity by expanding our facilities and by adding new equipment. Internal growth will require us to expand our facilities and to improve our operational and information systems. This expansion involves significant risks. For example, we may encounter construction delays, equipment delays, labor shortages or disputes and production start-up problems that could prevent us from meeting our customers' delivery schedules. In addition, we expect to incur new fixed operating expenses associated with our expansion efforts, including increases in depreciation expenses and lease expenses. If our revenues do not increase sufficiently to offset these expense, our operating results may be harmed.

OUR BUSINESS REQUIRES SUBSTANTIAL CAPITAL, AND WE MAY NOT BE ABLE TO INCREASE OUR REVENUES OR MAINTAIN OUR MARKET SHARE IF WE DO NOT INCREASE OUR MANUFACTURING CAPACITY.

    Manufacturing increasingly sophisticated electronic interconnect products requires substantial investment in advanced production facilities, engineering and manufacturing expertise and technology. A significant portion of the costs associated with these investments are fixed costs. In addition, we believe our long-term competitive position depends in part on our ability to increase manufacturing capacity. We are currently utilizing approximately 85-90% of the installed equipment capacity of our manufacturing facility. We anticipate being able to increase our production output to 100% of our installed equipment capacity by employing additional manufacturing personnel. Any production output beyond this level would require us to invest in plant and equipment. We may obtain additional capacity through acquisitions or expansion of our current facilities. Either of these alternatives would require substantial additional capital, and we may not be able to access sufficient capital to pursue either of these alternatives. Further, we may not be able to acquire sufficient capacity or successfully integrate and manage additional facilities, and expanding our current facilities could take up to two years. Our recent expansion of our Forest Grove facility has increased and will continue to increase our fixed costs, and our future profitability will depend on our ability to utilize our manufacturing capacity in an effective manner. The failure to obtain sufficient capacity when needed or to successfully integrate and manage additional manufacturing facilities could adversely impact our relationships with our customers and materially adversely affect our business and results of operations.

IF WE LOSE KEY PERSONNEL, WE COULD EXPERIENCE REDUCED SALES, DELAYED PRODUCT DEVELOPMENT AND DIVERSION OF MANAGEMENT RESOURCES.

    Our success depends largely on the continued contributions of our key management, engineering, sales and marketing and professional services personnel, many of whom would be difficult to replace. We do not have employment or non-compete agreements with our key personnel. If one or more members of our senior management were to resign, the loss of personnel could result in loss of sales, delays in new product development and diversion of management resources. We do not maintain "key man" insurance policies on any of our personnel and do not require our personnel to enter into non-competition agreements with us.

IF WE ARE NOT ABLE TO RETAIN OR ATTRACT EMPLOYEES WITH SUFFICIENT KNOW-HOW TO CONDUCT OUR MANUFACTURING PROCESSES, WE MAY NOT BE ABLE TO MAINTAIN OR INCREASE OUR PRODUCTION OUTPUT AND QUALITY.

    Manufacturing printed circuit boards requires employees with sufficient know-how to operate advanced equipment and to conduct sensitive and complicated manufacturing processes. There is intense competition for these types of employees. We have been successful in attracting and retaining a sufficient number of these employees in our operations to date. In the future, we may not be able to attract and retain a sufficient number of these employees for our existing operations or our planned expanded operations.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.

    Our quarterly results of operations have varied in the past and may vary significantly in the future for a variety of reasons, including the following:

    - economic conditions in the markets we serve;

    - price and product competition;

    - the timing and volume of our customers' orders;

    - changes in the mix of products we sell;

    - the levels at which we utilize our manufacturing capacity;

    - our level of experience in manufacturing a particular product;

    - difficulties we may face integrating acquired operations;

    - costs associated with adding new geographical locations or expanding our facilities;

    - manufacturing process yields;

    - new material and component availability;

    - shortages of experienced labor;

    - the length of our sales cycles;

    - trends in our industry; and

    - general economic conditions.

    Each of these factors has had in the past, and may have in the future, an adverse effect on our quarterly operating results. In addition, a significant portion of our operations expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Any inability to adjust spending quickly enough to compensate for any revenue shortfalls may magnify the adverse impact of such revenue shortfalls on our results of operations. As a result, our operating results may vary significantly from one quarter to the next.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE, WHICH MAY LEAD TO LOSSES BY INVESTORS.

    Our common stock has experienced significant price volatility, and this volatility may continue in the future. The market price for our common stock may be affected by a number of factors, including quarterly variations in our results of operations, changes in earnings estimates or recommendations by securities analysts, developments in our industry, sales of substantial numbers of shares of our common stock in the public market, general market conditions and other factors, including factors unrelated to our operating performance. These factors and fluctuations, as well as general economic, political and market conditions, such as recessions, may materially adversely affect the market price of our common stock. See "Price Range of Common Stock."

OUR ABILITY TO USE OUR FEDERAL NET OPERATING LOSS CARRYFORWARDS COULD BE
LIMITED.

    As of May 31, 1999, we had federal net operating loss carryforwards, subject to review by the Internal Revenue Service, totaling approximately $34.0 million for federal income tax purposes, which will expire in 2019. Federal net operating losses can generally be used to offset our taxable income, which reduces our income tax liability.

    Section 382 of the Internal Revenue Code provides that when a company undergoes an "ownership change," the company's use of its net operating losses is limited in each subsequent year. An "ownership change" occurs when, as of any testing date, the sum of the increases in ownership of each shareholder that owns five percent or more of the value of a company's stock as compared to that shareholder's lowest percentage ownership during the preceding three-year period exceeds fifty percent. For purposes of this rule, shareholders who own less than five percent of a company's stock are aggregated and treated as a single five-percent shareholder.

    We may issue shares of our common stock in acquisitions, and persons who were five percent shareholders of Merix within the past three years, such as Tektronix, may sell additional shares in the public market. In addition, the exercise of outstanding options to purchase shares of our common stock may require us to issue additional shares of our common stock. These stock issuances and sales after this offering could result in an "ownership change." If we were to experience such an "ownership change," our ability to use our net operating loss carryforwards could be limited.

ACQUISITIONS MAY BE COSTLY AND DIFFICULT TO INTEGRATE, DIVERT MANAGEMENT RESOURCES OR DILUTE SHAREHOLDER VALUE.

    As part of our business strategy, we may make acquisitions of, or investments in, companies, products or technologies that complement our current products, augment our market coverage, enhance our technical capabilities or production capacity or that may otherwise offer growth opportunities.

    In connection with these acquisitions or investments, we could:

    - issue stock that would dilute our current shareholders' percentage ownership;

    - incur debt and assume liabilities; and

    - incur amortization expenses related to goodwill and other intangible assets or incur large and immediate write-offs.

    Future acquisitions also could pose numerous additional risks to our operations, including:

    - problems integrating the purchased operations, technologies or products;

    - unanticipated costs;

    - diversion of management's attention from our core business;

    - adverse effects on existing business relationships with suppliers and customers;

    - entering markets in which we have no or limited prior experience; and

    - potential loss of key employees, particularly those of the purchased organization.

    We may not be able to complete one or more acquisitions or integrate the operations, products or personnel gained through any such acquisition without a material adverse effect on our business, financial condition and results of operations.

COMPETITION IN THE MARKET FOR ELECTRONIC INTERCONNECT SOLUTIONS IS INTENSE, AND COULD REDUCE OUR SALES AND PREVENT US FROM ACHIEVING OR MAINTAINING PROFITABILITY.

    The market for electronic interconnect solutions is intensely competitive, highly fragmented and rapidly changing. We expect competition to persist and intensify, which could result in price reductions, reduced gross margins and loss of market share. We believe our major competitors are the large United States and international independent captive producers that also manufacture multilayer printed circuit boards and provide backplane and other electronic assemblies, such as Hadco, Honeywell, Multek (a division of DII Group), Sanmina, Tyco International and Viasystems. New and emerging technologies may result in new competitors entering our market.

    Many of our competitors and potential competitors have a number of significant advantages over us, including:

        significantly greater financial, technical, marketing and manufacturing resources;

        preferred vendor status with our existing and potential customers;

        greater name recognition; and

        larger customer bases.

    In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than us. We must continually develop improved manufacturing processes to meet our customers' needs for complex products, and our basic interconnect technology is generally not subject to significant proprietary protection. We may not be able to maintain or expand our sales if competition increases and we are unable to respond effectively. During recessionary periods in the electronics industry, our competitive advantages in the areas of providing an integrated manufacturing solution and responsive customer service may be of reduced importance to our customers which may become more price sensitive.

    We believe price competition from printed circuit board manufacturers in Asia and other locations with lower production costs may play an increasing role in the printed circuit board markets in which we compete. While historically our competitors in these locations have primarily competed in less technologically advanced markets, they continue to expand their technology to include higher technology printed circuit boards. These competitors may gain market share in the market for higher technology printed circuit boards, which may have a material adverse effect on the pricing of our products and our gross margin and cause our sales to decrease.

WE COULD FAIL TO DEVELOP OR UTILIZE NEW TECHNOLOGIES OR COMPETE WITH COMPANIES THAT DEVELOP AND UTILIZE NEW TECHNOLOGIES MORE EFFECTIVELY THAN WE DO.

    The market for electronic interconnect solutions is characterized by rapidly changing technology and continuing process development. Our future success will depend in large part upon our ability to timely and cost-effectively:

    - maintain and enhance our technological capabilities;

    - develop and market products and services that meet changing customer needs; and

    - successfully anticipate or respond to technological changes.

    In addition, the electronic interconnect industry in the future could encounter competition from new technologies that render existing electronic interconnect technology less competitive or obsolete, including technologies that may reduce the number of printed circuit boards required in electronic equipment. We may not be able to effectively respond to the technological requirements of the evolving market. If we determine that new technologies and equipment are required to remain competitive, we may have to invest significant capital in the development, acquisition and implementation of these technologies and equipment. We may not be able to access sufficient capital for this purpose in the future. In addition, investments in new technologies may not provide us with commercially viable technological processes, or there may not be commercial applications for the technologies we acquire or develop. If we are unable to develop or utilize new technologies or if our competitors are more effective at developing or utilizing new technologies, our business could be harmed.

WE RELY ON OUR SUPPLIERS FOR COMPONENTS AND RAW MATERIALS, WHICH MAY NOT TIMELY MEET OUR SUPPLY DEMANDS.

    We order raw materials and components to complete our customers' purchase orders. Although we work with our customers and suppliers to minimize the impact of shortages in materials, we have occasionally experienced short-term effects due to price fluctuations and delayed shipments. If a significant shortage of raw materials or components were to occur, our operating results would be materially adversely affected. We also depend on a small number of suppliers for many of the raw materials and components that we use in our business. If we were unable to continue to purchase these raw materials and components from our suppliers, our operating results would be materially adversely affected.

DEFECTS IN OUR PRODUCTS COULD DIMINISH DEMAND FOR OUR PRODUCTS AND RESULT IN LOSS OF REVENUE, DELAY IN MARKET ACCEPTANCE AND INJURY TO OUR REPUTATION.

    Complex electronic interconnect products like ours may contain undetected errors or defects that may be detected at any point in the life of the product. We have in the past discovered errors in our products and as a result have experienced delays in shipment of products during the period required to correct these errors. Errors may be found from time to time in our products after commencement of commercial shipments, resulting in loss of revenue, delay in market acceptance and sales, diversion of development resources, injury to our reputation or increased warranty costs.

IF WE BECOME SUBJECT TO PRODUCT LIABILITY LITIGATION, IT COULD BE COSTLY AND TIME CONSUMING TO DEFEND.

    Since our products are used in products that are integral to our customers' businesses, errors, defects or other performance problems could result in financial or other damages to our customers. Although our purchase orders generally contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. Product liability litigation, even if it were unsuccessful, would be time consuming and costly to defend.

WE ARE SUBJECT TO A VARIETY OF ENVIRONMENTAL LAWS.

    We are required to comply with federal, state, county and municipal regulations regarding protection of the environment. Electronic interconnect product manufacturing requires the use of a variety of materials, including metals and chemicals. Water used in the printed circuit board manufacturing process must be treated to remove metal particles and other contaminants before it can be discharged into the municipal sanitary sewer system. As a result, we are subject to various federal, state, local and foreign environmental laws and regulations, including those governing the storage use, discharge and disposal of hazardous substances in the ordinary course of our manufacturing processes. Although we believe our current manufacturing operations comply in all material respects with applicable environmental laws and regulations, environmental legislation has been enacted and may in the future be enacted or interpreted to create environmental liability with respect to our facilities or operations. We may be responsible for the cleanup of any contamination discovered at our current and former manufacturing facilities and could be subject to revocation of permits necessary to conduct our business. Further, we can not assure you that additional environmental matters will not arise in the future at sites where no problem is currently known or at sites that we may acquire in the future.

WE HAVE DISCRETION AS TO THE USE OF THE PROCEEDS FROM THIS OFFERING AND MAY NOT OBTAIN A SIGNIFICANT RETURN ON THE USE OF THESE PROCEEDS.

    Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our shareholders may not agree. We plan to use the proceeds from this offering to purchase new equipment and expand our production capacity and for working capital and other general corporate purposes. We may also use some of the proceeds to acquire other companies, technologies or assets that complement our business. We cannot predict that investment of the proceeds will yield a favorable return.

OUR CHARTER DOCUMENTS AND OREGON LAW MAY INHIBIT A TAKEOVER OR CHANGE IN OUR CONTROL THAT A SHAREHOLDER MAY CONSIDER FAVORABLE.

    Provisions in our articles of incorporation, bylaws and shareholder rights plan may have the effect of delaying or preventing a merger or acquisition of us, or making a merger or acquisition less desirable to a potential acquirer, even where the shareholders may consider the acquisition or merger favorable. Provisions of the Oregon Business Corporation Act and the Control Share Act may also delay, prevent or discourage someone from acquiring or merging with us.

FUTURE SALES OF OUR STOCK COULD CAUSE THE PRICE OF OUR STOCK TO DECLINE.


    Sales of a substantial number of shares of our common stock in the public market after this offering could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have approximately 8,509,759 shares of common stock outstanding, approximately 8,809,759 if the underwriters' over-allotment options are exercised in full, based on shares outstanding as of February 28, 2000.


WITHIN 90 DAYS OF THIS OFFERING, A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK BECOME ELIGIBLE FOR SALE.

    All of our officers and directors and the selling shareholder have agreed that they will not offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus. After the expiration of this period, these shares held by these shareholders will become eligible for sale to the public free from any contractual restrictions.

YOU SHOULD NOT RELY ON OUR FORWARD-LOOKING STATEMENTS.

    This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including "could," "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of the prospectus. These factors may cause our actual results to differ materially from any forward-looking statement.

    Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results or to changes in our expectations.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol "MERX." The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.


                                                                HIGH       LOW
                                                              --------   --------
FISCAL 1998:
  First Quarter.............................................   $18.50     $15.75
  Second Quarter............................................    19.50      13.75
  Third Quarter.............................................    16.75      13.62
  Fourth Quarter............................................    20.50      11.62

FISCAL 1999:
  First Quarter.............................................    12.38       4.00
  Second Quarter............................................     7.13       2.50
  Third Quarter.............................................     7.00       3.00
  Fourth Quarter............................................     7.00       4.75

FISCAL 2000:
  First Quarter.............................................    11.38       5.69
  Second Quarter............................................    14.25       9.25
  Third Quarter.............................................    22.87       9.93
  Fourth Quarter (through 3/24/00)..........................    25.50      17.63



    On March 24, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $24.00 per share. As of February 28, 2000, there were approximately 105 shareholders of record of our common stock.


                                USE OF PROCEEDS


    We estimate that the net proceeds to us from the sale of the 2,000,000 shares of common stock that we are offering hereby will be approximately $35.3 million, at an assumed public offering price of $19.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock by the selling shareholder.


    We intend to use the net proceeds of this offering to purchase new equipment and expand our production capacity and for working capital and other general corporate purposes. We may also use some of the proceeds to acquire other companies, technologies, or assets that complement our business, although we have no agreements or understandings relating to any of these transactions. Pending these uses, we will invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

    The amounts we actually spend on any particular use of proceeds may vary significantly depending on a number of factors, including future revenue growth, the cash we generate or use in our operations and the progress we make in our sales and marketing efforts.

                                DIVIDEND POLICY

    We currently intend to retain any earnings for use in our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. We have never declared or paid any cash dividends on our capital stock. In the future, the decision to pay any cash dividends will depend upon our results of operations, financial condition and capital expenditure plans, as well as such other factors as our Board of Directors, in its sole discretion, may consider relevant.

                                 CAPITALIZATION


    The following table sets forth our actual capitalization as of February 28, 2000, and our adjusted capitalization to reflect the receipt of the net proceeds from the sale of the 2,000,000 shares of common stock that we are offering, at an assumed public offering price of $19.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.


    You should read this table in conjunction with the financial statements and related notes and other financial information included elsewhere in this prospectus.


                                                                FEBRUARY 28, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                   (UNAUDITED)
                                                                  (IN THOUSANDS)
Cash........................................................  $16,538     $ 51,803
Long-term debt, including current portion...................   38,299       38,299
Shareholders' equity:
  Preferred stock, no par value: 10,000 shares authorized;
    none issued and outstanding, actual and as adjusted.....       --           --
  Common stock, no par value: 50,000 shares authorized;
    6,510 shares issued and outstanding, actual; 50,000
    shares authorized, 8,510 shares issued and outstanding,
    as adjusted.............................................   46,689       81,954
Retained earnings...........................................    9,022        9,022
  Total shareholders' equity................................   55,711       90,976
    Total capitalization....................................  $94,010     $129,275


    This table excludes the following shares:


    - 1,470,661 shares issuable upon exercise of stock options outstanding as of February 28, 2000 at a weighted average exercise price of $9.50 per share; and



    - 361,696 shares available for future grant or issuance under our stock option plan as of February 28, 2000.


    See Note 8 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA


    The following selected financial data is qualified by reference to, and should be read in conjunction with, the financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus. The statement of operations data for the years ended May 31, 1997, 1998 and 1999 and the balance sheet data at May 31, 1997, 1998 and 1999 are derived from and are qualified by reference to audited financial statements included elsewhere in this prospectus. The statement of operations data as of and for the nine months ended February 28, 1999 and 2000 and the balance sheet data at February 28, 2000 are derived from our unaudited financial statements and include, in the opinion of management, all adjustments, including normal recurring adjustments necessary to present fairly the financial information therein. The results for the nine months ended February 28, 2000 are not necessarily indicative of the results that may be expected for the full year.



                                                                                        NINE MONTHS ENDED
                                                      YEAR ENDED MAY 31,                   FEBRUARY 28,
                                               ---------------------------------       --------------------
                                                 1997        1998        1999            1999       2000
                                               ---------   ---------   ---------       --------   ---------
                                                                                           (UNAUDITED)
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales....................................  $156,184    $178,620    $113,982        $ 81,050   $109,654
Cost of sales................................   134,328     151,100     110,534          82,471     89,885
Gross profit (loss)..........................    21,856      27,520       3,448          (1,421)    19,769
Operating expenses:
  Engineering................................     6,013       5,854       4,100           3,058      3,269
  Selling, general and administrative........    13,822      14,266       9,045           7,032      7,874
  Restructuring..............................        --       1,878      21,750          21,750         --
    Total operating expenses.................    19,835      21,998      34,895          31,840     11,143
Operating income (loss)......................     2,021       5,522     (31,447)        (33,261)     8,626
Interest income..............................     1,380       1,432         912             700        520
Interest expense.............................    (3,247)     (3,313)     (2,906)         (2,071)    (2,362)
Other income (expense), net..................       137        (290)         85             119       (412)
Income (loss) before taxes...................       291       3,351     (33,356)        (34,513)     6,372
Income tax benefit (expense).................        30      (1,213)     12,675          13,115     (2,485)
Net income (loss)............................  $    321    $  2,138    $(20,681)       $(21,398)  $  3,887
Net income (loss) per share:
  Basic......................................  $   0.05    $   0.35    $  (3.30)       $  (3.43)  $   0.60
  Diluted....................................  $   0.05    $   0.34    $  (3.30)       $  (3.43)  $   0.58
Shares used in per share calculations:
  Basic......................................     6,146       6,194       6,269           6,245      6,428
  Diluted....................................     6,260       6,272       6,269           6,245      6,667

OTHER FINANCIAL DATA:
EBITDA(1)....................................  $ 10,920    $ 15,493    $(23,281)       $(27,017)  $ 14,343



                                                                                               AS OF
                                                         AS OF MAY 31,                     FEBRUARY 28,
                                               ---------------------------------       ---------------------
                                                 1997        1998        1999            1999        2000
                                               ---------   ---------   ---------       ---------   ---------
                                                                                            (UNAUDITED)
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..................  $ 16,537    $ 15,430    $  5,874        $ 16,868    $ 16,538
  Working capital............................    45,586      40,755      14,322          13,823      20,786
  Total assets...............................   130,449     135,168     109,383         116,201     113,295
  Long-term debt, less current portion.......    42,390      40,000      34,299          34,299      29,150
  Shareholders' equity.......................    67,416      70,191      50,326          49,302      55,711


(1) EBITDA, which we calculate as income (loss) before taxes, interest income and interest expense, plus depreciation and amortization, is a supplemental financial measurement used by us in the evaluation of our business and by many analysts in our industry. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principals.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a leading manufacturer of technologically advanced electronic interconnect solutions for use in sophisticated electronic equipment. Our principal products are complex multilayer printed circuit boards, which are the platforms used to interconnect microprocessors, integrated circuits and other components that are essential to the operation of electronic products and systems.


    We were incorporated in March 1994 to succeed to the business conducted by the Circuit Board Division of Tektronix. All of the business of the Circuit Board Division of Tektronix, together with $17.5 million in cash, was transferred to us immediately prior to the consummation of our initial public offering in May 1994 in exchange for 6,000,000 shares of our common stock, of which Tektronix continues to own 1,656,500 shares, and a note in the principal amount of $10.0 million, of which $2.3 million remained outstanding as of February 28, 2000.


    We manufacture complex multilayer printed circuit boards primarily for use in high-end commercial equipment within the communications, computing and test and measurement segments of the electronics industry. Our strategy since the beginning of fiscal 1999 has been to increase the percentage of our sales of printed circuit boards with higher layer counts and more advanced technology, which generally have higher gross margins.


    For the first nine months of fiscal 2000, we supplied our products and services to 74 customers. Our five largest original equipment manufacturer, or OEM, customers during this period were Cisco Systems, Intel, Motorola, Tektronix and Teradyne. Our five largest OEM customers comprised 73.6%, 75.1% and 67.8% of our net sales during fiscal years 1997, 1998 and 1999, respectively. For the first nine months of fiscal 2000, Cisco Systems, Motorola and Teradyne each accounted for more than 10% of our net sales.



    We also manufacture and sell our products to contract manufacturers that assemble components on our products for resale to OEMs. We have included in our sales to OEMs sales made through contract manufacturers since the beginning of fiscal 1998. Our largest contract manufacturer customers for the first nine months of fiscal 2000 were Benchmark Electronics, Celestica, SCI Systems and Solectron.


    In the first quarter of fiscal 1999, we implemented a restructuring plan designed to improve capacity utilization and lower our cost structure. We closed our Loveland, Colorado facility, sold our Soladyne facility in San Diego, California, reduced the headcount in the administrative, engineering and support groups at our headquarters and reorganized our management team.

    In the third quarter of fiscal 1998, we commenced an expansion plan for our Forest Grove facility to increase our production capacity and our technological capabilities. By the end of fiscal 1999, we converted non-manufacturing space to manufacturing space and added new equipment, at a cost of approximately
$20.0 million. By December 1999, we transferred equipment from our Loveland facility to Forest Grove. Over the next two fiscal years, we plan to increase our plant capacity through the addition of new equipment and square footage to our Forest Grove facility, at a cost of approximately $25.0 million. We expect to fund this expansion with a combination of the proceeds from this offering, internally generated funds and lease financing. We expect this expansion to increase our production capacity by approximately 30%.

    Our products are specially manufactured to our customers' specifications and are priced to reflect the complexity and sophistication of the product and the timing of the order. Typically, a customer requests a price quote by sending us design specifications and volume requirements for a particular product. Orders may be cancelled or postponed at any time, but we may charge the customer a fee that varies depending on the timing of the cancellation or postponement. Periodically, our customers provide us with order forecasts that we use to manage our capacity commitments. Revenue from product sales is recognized at the time of shipment.

    Cost of sales consists of materials, labor and overhead. Our gross profit is affected by various factors, including capacity utilization, product mix, production yields, price ranges and changes in our manufacturing costs. We are not a party to any long-term supply contracts and believe there are a number of potential suppliers for all materials so that the loss of any one supplier would not materially affect our operations.


    Our fiscal year consists of either the 52 or 53-week period ending on the last Saturday in May. Fiscal years 1999 and 1998 were both 52-week years and fiscal year 1997 was a 53-week year. For convenience, all of our fiscal years are presented as ended on May 31, and all interim periods are presented as ended on the last day of the last calendar month of the period, with February always ending on February 28.


RESULTS OF OPERATIONS

    The following table presents selected financial data as a percentage of our net sales:


                                                                                                   NINE MONTHS
                                                                                                      ENDED
                                                            YEAR ENDED MAY 31,                     FEBRUARY 28,
                                                   ------------------------------------       ----------------------
                                                     1997          1998          1999           1999          2000
                                                   --------      --------      --------       --------      --------
Net sales........................................   100.0%        100.0%        100.0%         100.0%        100.0%
Cost of sales....................................    86.0          84.6          97.0          101.8          82.0
                                                    -----         -----         -----          -----         -----
Gross profit (loss)..............................    14.0          15.4           3.0           (1.8)         18.0
Operating expenses:
  Engineering....................................     3.9           3.3           3.6            3.8           3.0
  Selling, general and administrative............     8.9           8.0           7.9            8.7           7.2
  Restructuring..................................      --           1.0          19.1           26.8           0.0
                                                    -----         -----         -----          -----         -----
    Total operating expenses.....................    12.7          12.3          30.6           39.3          10.2
                                                    -----         -----         -----          -----         -----
Operating income (loss)..........................     1.3           3.1         (27.6)         (41.1)          7.8
Interest income..................................     0.9           0.8           0.8            0.9           0.5
Interest expense.................................    (2.1)         (1.8)         (2.5)          (2.5)         (2.1)
Other income (expense), net......................     0.1          (0.2)          0.1            0.1          (0.4)
                                                    -----         -----         -----          -----         -----
Income (loss) before taxes.......................     0.2           1.9         (29.2)         (42.6)          5.8
Income tax benefit (expense).....................      --          (0.7)         11.1           16.2          (2.3)
                                                    -----         -----         -----          -----         -----
Net income (loss)................................     0.2%          1.2%        (18.1)%        (26.4)%         3.5%
                                                    =====         =====         =====          =====         =====

NINE MONTHS ENDED FEBRUARY 28, 2000 AND FEBRUARY 28, 1999 (UNAUDITED)


NET SALES


    Our net sales for the first nine months of fiscal 2000 were $109.7 million, an increase of 35.3% from net sales of $81.1 million in the first nine months of fiscal 1999, primarily as a result of higher levels of demand from existing customers as the electronic equipment industry recovered from the downturn of 1998. Net sales in the first nine months of fiscal 1999 included five months of sales from our Loveland manufacturing facility ($11.9 million), which we closed in October 1998, and nine months of sales from our Soladyne manufacturing facility ($5.6 million), which we sold in February 1999. Sales in the communications market segment increased both absolutely and as a percentage of sales in the first nine months of fiscal 2000 compared to the same period in fiscal 1999 as a result of rapidly increasing demand for data communications, primarily associated with the growth of the Internet, and increasing use of wireless communications.



    Our five largest OEM customers represented 68.1% of net sales in the first nine months of fiscal 2000 and 66.7% of net sales in the first nine months of fiscal 1999. Our sales to OEMs include sales made through contract manufacturers. Our sales to contract manufacturers were 53.2% of net sales in the first nine months of fiscal 2000 and 27.4% of net sales in the first nine months of fiscal 1999. Three customers each accounted for more than 10% of our net sales in the first nine months of fiscal 2000, and four customers each accounted for more than 10% of our net sales in the first nine months of fiscal 1999.



    Our 90-day backlog was $28.6 million at February 28, 2000, compared to $18.0 million at the end of fiscal 1999. The level and timing of orders placed by our customers vary due to many factors, including customer attempts to manage inventory, changes in customers' manufacturing strategies and variation in demand for customer products. Accordingly, our backlog is not necessarily indicative of future quarterly or annual financial results.



    Pricing of our products, which had been adversely affected by the electronics industry slowdown beginning late in fiscal 1998, began to stabilize during the last half of fiscal 1999 and has remained relatively stable during the first nine months of fiscal 2000. In recent months we have seen increased customer demand and an increased customer focus on the availability of capacity rather than product price. Continued price stability of our products is dependent on a variety of factors including continued strength of customer orders, capacity utilization in the printed circuit board industry, competition from domestic printed circuit board companies and potential future competition from Asian printed circuit board companies.


GROSS PROFIT


    Gross profit (loss) as a percentage of net sales, or gross margin, was 18.0% in the first nine months of fiscal 2000 and (1.8)% in the first nine months of fiscal 1999. Gross margin in the first nine months of fiscal 1999 was negatively affected by a $1.1 million write-off of inventory related to the restructuring discussed below. In addition, because of the downturn in the electronic equipment industry in 1998, our capacity utilization in the first nine months of fiscal 1999 was significantly below our historical capacity utilization levels. Gross profit increased in the first nine months of fiscal 2000 primarily as a result of higher capacity utilization, a favorable product mix and cost reductions. Our product mix was favorable because we produced a greater number of advanced technology printed circuit boards and quick-turn printed circuit boards, which provide significantly higher gross margins. Our cost reductions consisted of higher production yields, manufacturing process improvements and lower raw material costs because of better supplier arrangements.

OPERATING EXPENSES


    ENGINEERING. Engineering expenses primarily consist of salaries and related expenses for engineering personnel who evaluate and assess our production capabilities for new projects and manage and enhance our techniques and controls throughout the manufacturing process. Engineering expenses also include costs related to research and development. Our engineering expenses were $3.3 million and $3.1 million in the first nine months of 2000 and 1999, respectively, representing 3.0% and 3.8% of our net sales in those periods. Engineering expenses were reduced in the first nine months of fiscal 1999 as a result of the capitalization of $650,000 in engineering labor expenses related to the Forest Grove expansion project. These costs are being amortized over approximately seven years, commencing in fiscal 1999. We also reduced engineering headcount as a result of the restructuring discussed below.



    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses primarily consist of salaries and related expenses for management, sales and marketing, finance and accounting personnel. Our selling, general and administrative expenses were $7.9 million and $7.0 million in the first nine months of fiscal 2000 and fiscal 1999, respectively, representing 7.2% and 8.7% of our net sales in those periods. An increase in selling expenses in fiscal 2000, resulting from a larger sales force and higher commissions on greater net sales, was offset by a decrease in general and administrative costs primarily due to reduced headcount resulting from the restructuring.


    RESTRUCTURING. In the first quarter of fiscal 1999, we implemented a restructuring plan designed to improve capacity utilization and lower our cost structure. We closed our Loveland, Colorado facility in October 1998 and laid off approximately 340 manufacturing and support employees located there, sold our Soladyne facility in San Diego, California and laid off approximately 35 employees from administrative, engineering and support functions at our Forest Grove, Oregon location. We also transferred a portion of the manufacturing equipment used in the Loveland facility to our Forest Grove site. Installation of the manufacturing equipment was completed in December 1999.

    In the third quarter of fiscal 1999, we reversed $7.1 million of the restructuring expense taken in the first quarter of fiscal 1999, primarily because lease termination costs at Loveland were $3.1 million less than we had anticipated, we were able to realize a higher value on inventory than we had previously written down and we realized $2.8 million more from the sale of equipment than we had expected. We also spent less on severance benefits than we expected.

    The components of the restructuring expense, and the subsequent reversal, were as follows:

                                                                                           NET
                                                           RESTRUCTURING              RESTRUCTURING
                                                              EXPENSE      REVERSAL      EXPENSE
                                                           -------------   --------   -------------
                                                                        (IN THOUSANDS)
Non-cash charges:
  Write-down and write-off of manufacturing equipment....     $15,672      $(2,826)      $12,846
  Write-off of goodwill and intangible assets............       3,952           --         3,952
                                                              -------      -------       -------
                                                               19,624       (2,826)       16,798
Cash charges:
  Severance benefits.....................................       2,801         (372)        2,429
  Lease termination costs................................       4,758       (3,059)        1,699
  Other costs............................................         696          128           824
                                                              -------      -------       -------
                                                                8,255       (3,303)        4,952
                                                              -------      -------       -------
    Total restructuring expense..........................      27,879       (6,129)       21,750
Write-off of inventory, included in cost of sales........       2,118         (980)        1,138
                                                              -------      -------       -------
    Total................................................     $29,997      $(7,109)      $22,888
                                                              =======      =======       =======

    Cash proceeds from asset sales of $4.8 million are reflected in the amounts shown above for write-down and write-off of manufacturing equipment and inventory. All cash payments for severance benefits, lease termination costs and other costs related to the restructuring expense were paid in fiscal 1999. As of May 31, 1999, there were no outstanding liabilities associated with the restructuring plan.

INTEREST INCOME


    Our interest income decreased to $520,000 in the first nine months of fiscal 2000 from $700,000 in the first nine months of fiscal 1999, primarily because we had lower levels of cash.


INTEREST EXPENSE


    Interest expense increased to $2.4 million in the first nine months of fiscal 2000 from $2.1 million in the first nine months of fiscal 1999, primarily because we capitalized interest of approximately $584,000 related to the Forest Grove expansion project in the first nine months of fiscal 1999, which is being amortized over approximately seven years, commencing in fiscal 1999.


OTHER INCOME (EXPENSE), NET


    Other income (expense), net, was ($412,000) in the first nine months of fiscal 2000, as compared to $119,000 in the first nine months of fiscal 1999. In the first nine months of fiscal 2000, we incurred finance charges of $75,000 in connection with the restructuring of our senior unsecured notes and retired manufacturing equipment. In addition, during the first nine months of fiscal 1999, we received a settlement payment.


INCOME TAXES


    Our effective tax rate was approximately 39% in the first nine months of fiscal 2000 compared to 38% in the first nine months of fiscal 1999. We expect our effective tax rate for fiscal 2000 to approximate 39%. The net operating losses we incurred in fiscal 1999 are available for carryforward. We expect these net operating loss carryforwards to offset our taxable income for fiscal 2000.


FISCAL YEARS 1999 AND 1998

NET SALES

    Our net sales were $114.0 million in fiscal 1999, a decrease of 36.2% from net sales of $178.6 million in fiscal 1998. The decrease in net sales in fiscal 1999 was primarily a result of lower unit sales and lower average selling prices, which resulted from a general electronic equipment industry downturn, pricing pressures in the printed circuit board industry, excess customer inventories, the closure of our Loveland manufacturing facility in October 1998 and the sale of our Soladyne manufacturing facility in February 1999.

    Our five largest OEM customers comprised 67.8% of our net sales in fiscal 1999, compared to 75.1% in fiscal 1998. Our sales to OEMs include sales made through contract manufacturers. Approximately 31.2% of our net sales were through contract manufacturers in fiscal 1999 compared to 23.7% in fiscal 1998. Four customers each accounted for more than 10% of our net sales in fiscal 1999, and three customers each accounted for more than 10% of our net sales in fiscal 1998.

GROSS PROFIT

    Our gross margin was 3.0% in fiscal 1999 and 15.4% in fiscal 1998. The decrease in gross margin resulted from lower capacity utilization, lower product pricing, and the effect of the $1.1 million net write-down of inventory related to our restructuring expense. Our gross margin began to improve in the last half of fiscal 1999, primarily as a result of increased sales of higher margin products, increased capacity utilization of our Forest Grove manufacturing facility, lower costs as a result of headcount reductions from our restructuring in fiscal 1999, and other cost reduction actions, such as higher production yields, manufacturing process improvements and lower raw materials costs.

OPERATING EXPENSES

    ENGINEERING. Our engineering expenses were $4.1 million in fiscal 1999 and $5.9 million in 1998, respectively, representing 3.6% and 3.3% of our net sales in those periods. The decrease in engineering expenses resulted from reduced headcount, cost controls and the capitalization of approximately $650,000 of dedicated engineering labor related to our Forest Grove expansion project during fiscal 1999, which is being amortized over approximately seven years, commencing in fiscal 1999.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses were $9.1 million and $14.3 million in fiscal 1999 and fiscal 1998, respectively, representing 7.9% and 8.0% of our net sales in those periods. The absolute decrease in selling, general and administrative expenses was as a result of reduced headcount resulting from our restructurings in fiscal 1998 and fiscal 1999, cost controls and reduced selling expenses as a result of lower net sales.

    RESTRUCTURING. As discussed above, we incurred a net restructuring expense of $22.9 million in fiscal 1999. In the second quarter of fiscal 1998, we recorded a $1.9 million charge for the costs associated with a restructuring plan undertaken to improve our profitability, which included a work force reduction, the write-off of manufacturing equipment and other miscellaneous costs. All liabilities associated with the restructuring plan were paid in the third quarter of fiscal 1998.

INTEREST INCOME

    Interest income declined to $912,000 in fiscal 1999 from $1.4 million in fiscal 1998 primarily because we had lower levels of cash, cash equivalents and short-term investments during fiscal 1999.

INTEREST EXPENSE

    Interest expense declined to $2.9 million in fiscal 1999 from $3.3 million in fiscal 1998 primarily because we capitalized interest of approximately $450,000 related to the Forest Grove expansion project in fiscal 1999, which is being amortized over approximately seven years, commencing in fiscal 1999.

OTHER INCOME (EXPENSE), NET

    Other income (expense), net, was $85,000 in fiscal 1999, as compared to ($290,000) in fiscal 1998. In fiscal 1999, we received a settlement payment and ceased amortizing goodwill for our Loveland, Colorado facility, which was written off in connection with the restructuring in fiscal 1999. This positively affected our other income (expense), net in fiscal 1999.

INCOME TAXES

    Our effective tax rate was approximately 38% in fiscal 1999 compared to 36% in 1998. Our effective rate for fiscal 1999 was higher than our effective tax rate in fiscal 1998 because in fiscal 1998 we received a rebate of excess Oregon state income taxes collected in prior years.

FISCAL YEARS 1998 AND 1997

NET SALES

    Net sales for fiscal 1998 were $178.6 million, an increase of 14.4% from net sales of $156.2 million in fiscal 1997. The increase in net sales in fiscal 1998 was primarily a result of higher demand for our products and an improvement in our product mix, including increased sales of higher layer count, higher priced products.

    Our five largest OEM customers comprised 75.1% of our net sales in fiscal 1998, compared to 73.6% in fiscal 1997. Our sales to OEMs include sales made through contract manufacturers for fiscal 1998. Approximately 23.7% of our net sales were through contract manufacturers in fiscal 1998 compared to 14.8% in fiscal 1997. Three customers each accounted for more than 10% of our net sales in fiscal 1998 and in fiscal 1997.

GROSS PROFIT

    Our gross margin was 15.4% in fiscal 1998, compared with 14.0% in fiscal 1997. The improvement in gross margin was attributable to higher sales, improved pricing of our products, improved product mix, reduced raw material costs and cost reductions resulting from the restructuring which occurred in the second quarter of fiscal 1998.

OPERATING EXPENSES

    ENGINEERING. Our engineering expenses were $5.9 million and $6.0 million in fiscal 1998 and 1997, respectively, representing 3.3% and 3.9% of our net sales in those periods.

    SELLING, GENERAL AND ADMINISTRATIVE. Our selling, general and administrative expenses were $14.3 million and $13.8 million in the fiscal 1998 and 1997, respectively, representing 8.0% and 8.9% of our net sales in those periods. The absolute increase in selling, general and administrative expenses was principally a result of an increase in our sales and marketing personnel, and costs associated with the reorganization and relocation of our sales force.

    RESTRUCTURING. In fiscal 1998 we recorded a $1.9 million charge for costs associated with a plan to improve our profitability, consisting of a work force reduction in our support and administrative functions, the write-down of manufacturing equipment, and other miscellaneous costs. We paid all liabilities associated with the restructuring plan in the third quarter of fiscal 1998.

INTEREST INCOME

    Interest income was effectively flat at $1.4 million in fiscal 1998 compared to $1.4 million in fiscal 1997.

INTEREST EXPENSE

    Interest expense was $3.3 million in both fiscal 1998 and fiscal 1997. Interest expense for these periods consisted primarily of interest on the $40.0 million of senior notes we issued in September 1996.

OTHER INCOME (EXPENSE), NET

    Other income (expense), net, was ($290,000) in fiscal 1998, as compared to $137,000 in fiscal 1997. Other income (expense), net in fiscal 1997 was positively affected by gain on an equipment transaction.

INCOME TAXES

    Our effective tax rate was approximately 36% in fiscal 1998 compared to 10% in 1997. In fiscal 1997, we had lower pretax income, which was offset by the impact of tax exempt municipal interest income. Also, tax exempt interest income as a percentage of our pretax income was higher in 1997 than in 1998.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents unaudited quarterly financial data, for the periods indicated. The historical data has been derived from our unaudited financial statements, and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the results of operations for these periods.

    This unaudited historical quarterly information should be read in conjunction with the financial statements and notes included elsewhere in this prospectus. Our operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.


                                                       QUARTER ENDED
                           -----------------------------------------    ------------------------------
                           AUG. 31,   NOV. 30,   FEB. 28,   MAY 31,     AUG. 31,   NOV. 30,   FEB. 28,
                             1998       1998       1999       1999        1999       1999       2000
                           --------   --------   --------   --------    --------   --------   --------
                                                           (UNAUDITED)
                                                         (IN THOUSANDS)
Net sales................  $ 20,515   $30,032    $30,503    $32,932     $34,098    $35,882    $39,674
Cost of sales............    27,627    29,571     25,273     28,063      28,019     29,722     32,144
                           --------   -------    -------    -------     -------    -------    -------
Gross profit (loss)......    (7,112)      461      5,230      4,869       6,079      6,160      7,530
Operating expenses:
  Engineering............     1,027     1,021      1,010      1,042       1,028      1,083      1,158
  Selling, general and
    administrative.......     2,802     2,109      2,121      2,013       2,375      2,516      2,983
  Restructuring..........    27,879        --     (6,129)        --          --         --         --
                           --------   -------    -------    -------     -------    -------    -------
Total operating
  expenses...............    31,708     3,130     (2,998)     3,055       3,403      3,599      4,141
                           --------   -------    -------    -------     -------    -------    -------
Operating income
  (loss).................   (38,820)   (2,669)     8,228      1,814       2,676      2,561      3,389
Interest and other
  expense, net...........      (489)     (434)      (329)      (657)       (981)      (600)      (673)
                           --------   -------    -------    -------     -------    -------    -------
Income (loss) before
  taxes..................   (39,309)   (3,103)     7,899      1,157       1,695      1,961      2,716
Income tax (expense)
  benefit................    14,938     1,179     (3,002)      (440)       (661)      (765)    (1,059)
                           --------   -------    -------    -------     -------    -------    -------
Net income (loss)........  $(24,371)  $(1,924)   $ 4,897    $   717     $ 1,034    $ 1,196    $ 1,657
                           ========   =======    =======    =======     =======    =======    =======


    In the fall of 1998, the electronic equipment industry began to recover from the downturn that started in the spring of 1998. Net sales at our Forest Grove manufacturing facility increased throughout the last three quarters of fiscal 1999 because of a return of demand from our existing customers, our success in winning orders for new programs at existing customers and increasing sales in the computing and communications market segments.

LIQUIDITY AND CAPITAL RESOURCES


    As of February 28, 2000, we had $16.5 million in cash and cash equivalents and $29.2 million of long-term debt.



    Cash provided by operating activities in the first nine months of fiscal 2000 was $9.4 million. Cash provided by operating activities consisted primarily of net income for the period and adjustments for depreciation and amortization, offset primarily by an increase in accounts receivable and in inventories. Our inventories increased as a result of a higher level of production in the first nine months of fiscal 2000.



    Cash provided by investing activities in the first nine months of fiscal 2000 was $4.9 million. Cash provided by investing activities included maturities of short-term investments, net proceeds from the sale-leaseback of equipment offset by capital expenditures for manufacturing equipment.



    Cash used in financing activities in the first nine months of fiscal 2000 was $3.6 million, which primarily consisted of a principal payment on our senior unsecured notes.


    Cash provided by operating activities in fiscal 1999 was $4.1 million. Cash provided by operating activities reflected an increase in deferred income taxes offset by our net loss for the period. Cash provided by operating activities also reflects the net restructuring expense and decreases in accounts receivable and inventories. The increase in deferred income taxes is due mainly to the net loss in the period. The decreases in accounts receivable and inventories were primarily due to the lower level of net sales in fiscal 1999.

    Cash used in investing activities in fiscal 1999 was $11.4 million. Cash used in investing activities consisted of our capital expenditures for manufacturing equipment of $15.9 million partially offset by $4.5 million of proceeds from the sale of assets.

    Cash used in financing activities in fiscal 1999 was $2.2 million, which primarily consisted of our payments of long-term debt.


    In August 1999, we entered into a lease agreement, which allowed us to sell and leaseback up to $5.0 million of manufacturing equipment. As of February 28, 2000, we had sold $5.0 million of equipment under this agreement. Gains resulting from these sales are deferred and amortized on a straight-line basis over the life of the lease. The lease is classified as an operating lease in accordance with SFAS No. 13, "Accounting for Leases."



    We have a secured note payable to Tektronix with $2.3 million outstanding at February 28, 2000, which bears interest at 7.5% per year. Principal on this note of $1.1 million and $1.2 million is payable in June 2000 and June 2001, respectively.



    We have $36.0 million principal amount of 7.9% senior unsecured notes held by two insurance companies, with interest payable semi-annually. Semi-annual principal payments of $4.0 million began in September 1999, with a final principal payment of $8.0 million due in September 2003. The notes contain certain financial covenants, including minimum net worth, debt ratio and interest coverage as well as a make-whole provision covering potential prepayment penalties. As of February 28, 2000, we were in compliance with all covenants.


    In March 2000, we obtained an $8.0 million unsecured line of credit from U.
S. Bank National Association, an affiliate of U.S. Bancorp Piper Jaffray. We have not made any borrowings under this line of credit as of the date of this prospectus.

    We had capital commitments of approximately $5.2 million as of February 28, 2000, primarily for manufacturing equipment. In addition, over the next two fiscal years, we will increase our plant capacity through the addition of new equipment and square footage to our Forest Grove facility, at a cost of approximately $25.0 million. We expect to fund this expansion with a combination of the proceeds from this offering, internally generated funds and lease financing.


    The Internal Revenue Service has examined our federal income tax returns for fiscal years 1995, 1996 and 1997. Their proposed adjustments are principally related to the timing of deductions. We are currently appealing some of their proposed adjustments. We expect the resolution of these issues to result in the payment of previously deferred federal and state income taxes and interest on these taxes becoming currently payable. These tax and interest payments could range from $1.5 million to $2.5 million. These payments will not impact income tax expense.

    Section 382 of the Internal Revenue Code provides that when a company undergoes an "ownership change," the company's use of its net operating losses is limited in each subsequent year. An "ownership change" occurs when, as of any testing date, the sum of the increases in ownership of each shareholder that owns five percent or more of the value of a company's stock as compared to that shareholder's lowest percentage ownership during the preceding three-year period exceeds fifty percent. As of May 31, 1999, we had federal net operating loss carryforwards, subject to review by the Internal Revenue Service, totaling approximately $34.0 million for federal income tax purposes, which will expire in 2019. We estimate that the Section 382 limitation, even if triggered, will not have a significant effect on our ability to use our available federal net operating loss carryforwards to reduce our taxable income.

    We believe the proceeds of this offering, together with our existing capital resources and cash generated from operations should be sufficient to meet our working capital and capital expenditure requirements through at least the next 12 months.

                                    BUSINESS

    THE FOLLOWING BUSINESS SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

MERIX

    We are a leading manufacturer of technologically advanced electronic interconnect solutions for use in sophisticated electronic equipment. Our principal products are complex multilayer printed circuit boards, which are the platforms used to interconnect microprocessors, integrated circuits and other components that are essential to the operation of electronic products and systems. We focus on providing our solutions to manufacturers of technologically advanced electronic products within selected high growth segments of the electronics industry, including communications, computing, and test and measurement. Within these market segments we have focused on increasing our sales within the communications segment, as indicated in the table below.


                                                                          PERCENTAGE OF NET SALES
                                                            ---------------------------------------------------
                                                                                              NINE MONTHS
                                                                 YEARS ENDED                     ENDED
                                                                   MAY 31,                    FEBRUARY 28,
                                                            ----------------------       ----------------------
                                                              1998          1999           1999          2000
                                                            --------      --------       --------      --------
MARKET SEGMENTS:
  Communications..........................................    26.2%         37.9%          36.1%         49.7%
  Computing...............................................    27.9          32.8           32.9          23.6
  Test and Measurement....................................    42.1          25.4           27.3          23.8
  Other...................................................     3.8           3.9            3.7           2.9
                                                             -----         -----          -----         -----
    Total.................................................   100.0%        100.0%         100.0%        100.0%
                                                             =====         =====          =====         =====


    We provide our customers with an integrated interconnect manufacturing solution that includes quick-turn prototypes, pre-production and volume production of printed circuit boards and backplanes and backplane assemblies. Our major and emerging customers include leading original equipment manufacturers, or OEMs, and contract manufacturers in the electronics industry.


MAJOR OEM CUSTOMERS  EMERGING OEM CUSTOMERS  CONTRACT MANUFACTURERS
-------------------  ----------------------  ----------------------
   Cisco Systems      Agilent Technologies     ACT Manufacturing
 Credence Systems        Sonus Networks      Benchmark Electronics
      EMC(2)          Spring Tide Networks         Celestica
  Hewlett-Packard      Sycamore Networks          Flextronics
       Intel         Telaxis Communications      Jabil Circuit
Lucent Technologies                               SCI Systems
     Motorola                                      Solectron
     Tektronix
     Teradyne


    Our customers demand increasingly complex and technologically advanced printed circuit boards with high layer counts, dense circuitry designs, high performance materials and precision cavities. Our engineering and manufacturing capabilities enable us to produce, in volume, printed circuit boards of 34 layers utilizing high performance materials and leading-edge fabrication techniques. Our manufacturing facility is designed to meet the accelerated time-to-market and time-to-volume requirements of customers whose markets are characterized by high growth rates, rapid technological advances and short product life-cycles. We believe we are one of a limited number of interconnect manufacturers with the advanced process technology and manufacturing and engineering expertise necessary to offer these high-end products and services.

INDUSTRY OVERVIEW

    Printed circuit boards consist of patterns of electrical circuitry etched from copper that has been laminated on a board of insulating material. They are the platforms used to interconnect microprocessors, integrated circuits and other components that are essential to the operation of electronic products and systems. Printed circuit boards are customized for specific electronic applications and are sold to OEMs and contract manufacturers in volumes that range from several units for prototypes to small quantities for pre-production to large quantities for volume production. Quick-turn prototypes are used in the design, test and launch phases of new electronic products and require rapid manufacturing, with delivery times ranging from as little as 24 hours and as long as 10 days. Larger volumes of printed circuit boards are needed as a product progresses past the testing and design phases and into pre-production and volume production. The worldwide market for rigid printed circuit boards in 1998 was $30.2 billion and is projected to grow to $43.0 billion in 2001.

    Printed circuit boards are used in virtually all electronic equipment from consumer products, such as personal computers, cellular telephones, and televisions, to high-end commercial electronic equipment, such as data communication routers and switches, wireless base stations, computer workstations and network servers. Typically, printed circuit boards used in consumer electronic products are less technologically sophisticated, employing lower layer counts and lower performance materials and requiring less manufacturing sophistication than printed circuit boards used in high-end commercial equipment.

    High-end commercial equipment manufacturers require more complex multilayer interconnect solutions with advanced materials, narrow line widths and separations of copper traces, precision cavities and small diameter vias and through-holes to connect internal circuitry. The market for these more complex printed circuit boards was 18.2% of the total market in 1998 and is projected to grow to 24.3% of the total market in 2001. Sales of high performance printed circuit boards are projected to grow at a compound annual growth rate of approximately 25% over the next two years.

    We manufacture complex multilayer printed circuit boards primarily for use in high-end commercial equipment within the communications, computing and test and measurement segments of the electronics industry. These industry segments are characterized by high growth, rapid technological change and short product life-cycles as OEMs continually develop new and technologically superior products. We believe OEMs and contract manufacturers within these industry segments will increasingly rely upon manufacturers with the engineering expertise and process controls to quickly proceed to volume production of advanced interconnect solutions.

    Manufacturing increasingly sophisticated electronic interconnect products requires substantial investment in advanced production facilities, engineering and manufacturing expertise and process technology. These capital and technology requirements have led to consolidation in recent years, reducing the number of printed circuit board manufacturers in the United States from approximately 950 in 1992 to approximately 690 in 1998. Despite this consolidation, the printed circuit board market remains fragmented, and we expect consolidation to continue. Of the approximately 690 printed circuit board manufacturers in the United States in 1998, only ten independent manufacturers had revenues in excess of $100 million, and these manufacturers comprised 44% of the domestic printed circuit board market.

    There are several significant trends within the electronic interconnect industry. These include:

    INCREASING COMPLEXITY OF ELECTRONIC EQUIPMENT. The increasing complexity of electronic equipment drives technological advancements in interconnect products. OEMs are continually designing more complex and high performance electronic equipment, which requires printed circuit boards that accommodate higher speeds, component densities, frequencies and operating temperatures. We believe this trend is increasing the demand for interconnect manufacturers with superior manufacturing process techniques and engineering support.

    EXPANDING AND EMERGING MARKETS. The demand for more complex multilayer printed circuit boards is being driven by the expansion of traditional markets for high-end commercial electronic equipment, such as computing, communications and test and measurement. In addition, we have seen the emergence of several new high growth electronic markets, such as wireless communications and Internet infrastructure. These emerging markets are growing rapidly as a result of technological changes, demands for wider variety of electronic product features, greater bandwidth and increasingly powerful electronic components.

    SHORTER PRODUCT LIFE-CYCLES FOR ELECTRONIC PRODUCTS. Rapid advances in technology have significantly shortened the life-cycles of complex electronic products and placed increased pressure on OEMs to develop new products in shorter periods of time. The time-to-market demands of OEMs have increased emphasis on the engineering and quick-turn production of small unit volumes of printed circuit boards in the prototype development stage. In addition, the success of first-to-market products has heightened the demand for manufacturing expertise and process controls that enable manufacturers to quickly proceed to volume production.

    INCREASED DEMAND FOR INTEGRATED PRODUCTS AND SERVICES. The accelerated time-to-market and time-to-volume needs of OEMs of high-end equipment have resulted in increased collaboration with interconnect providers that can offer design and engineering support and manufacturing scalability throughout the product life-cycle. Many OEMs are limiting their vendor base to a smaller number of technically qualified providers that are able to offer a broad range of interconnect products and services.

STRATEGY

    Our objective is to continue to be a preferred supplier of technologically sophisticated interconnect solutions for leading OEMs and contract manufacturers in high growth segments of the electronics industry. The key elements of our strategy include:

    - CONTINUE TO FOCUS ON BOTH MARKET AND TECHNOLOGY LEADERS IN SELECTED HIGH GROWTH END MARKETS. Our OEM customer list includes market leading providers of communications equipment such as Cisco Systems and Motorola; computer workstations and servers, such as Hewlett-Packard and Intel; and test and measurement equipment, such as Teradyne and Tektronix. We are also focused on identifying and engaging emerging technology leaders, such as Credence Systems, Sonus Networks, Spring Tide Networks, Sycamore Networks and Telaxis Communications. Our contract manufacturer customer list includes Celestica, Flextronics, Jabil Circuit, SCI Systems and Solectron. We will continue to focus our marketing on both market and technology leading manufacturers of sophisticated electronic equipment in high growth segments of the electronic equipment industry.


    - EXTEND TECHNOLOGY LEADERSHIP. We believe we are a leader in the manufacture of advanced interconnect solutions employing high layer counts, advanced materials, precision cavities, embedded passives, narrow line widths and separations of copper traces and small diameter vias, including microvias, and through-holes to connect internal circuitry. Our average layer count, which is a widely used indication of manufacturing sophistication, has increased from 7.7 in the first quarter of fiscal 1998 to 10.5 in the third quarter of fiscal 2000. In addition, many of our printed circuit boards employ high performance materials, such as Teflon-Registered Trademark- and Getek-Registered Trademark-. We intend to continue to focus on producing next generation interconnect solutions that enable OEMs to cost-effectively meet demand for increasingly sophisticated electronic products.

    - PROVIDE INTEGRATED MANUFACTURING SOLUTION. We believe our ability to offer our customers quick-turn prototypes and pre-production and volume production of printed circuit boards through one manufacturing facility provides us with a competitive advantage. By using the same processing lines to manufacture prototype orders, our prototypes more accurately represent our volume products. This allows us to shorten the time in transition from the development of prototype designs to volume manufacturing and facilitates the volume delivery of high quality complex printed circuit boards in a timely fashion.

    - ENHANCE REPUTATION AS THE CUSTOMER SERVICE LEADER. We are committed to understanding our customers' needs and exceeding their expectations. We believe our on-time delivery record, which has consistently exceeded 95%, and product return rate, which is less than 0.5%, are among the best in the industry. We have established programs that allow faster, simpler and more accurate communications with our customers. These programs include:
      Automated Tooling Interface, which allows our customers to download their design data directly to our computer systems for improved speed and accuracy; and Electronic Business Transactions with Electronic Data Interchange, which streamlines forecasting and order placement processes.

    - INVEST IN CAPACITY AND TECHNOLOGY. We continually invest in our manufacturing operations to increase our production capacity and maintain the technological expertise our customers demand. We recently increased our production capacity at our Forest Grove facility by adding manufacturing space and new equipment, which also enhanced our technological capabilities. We intend to continue to expand our production capacity and further enhance our technological expertise.

    - PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES. The printed circuit board market remains fragmented, and we expect consolidation to continue. We will pursue strategic acquisitions and alliances with companies whose products or technologies complement our current products, augment our market coverage or enhance our technical capabilities or production capacity.

THE MERIX ADVANTAGE

    We believe Merix has the competitive strengths to continue to be a preferred supplier to leading OEMs and contract manufacturers in high-growth segments of the electronics industry. We supply our printed circuit boards primarily to OEMs within the communications, computing and test and measurement segments of the electronics industry, such as Cisco Systems, EMC(2), Intel, Motorola and Teradyne. We are focused on producing next generation interconnect solutions and have the manufacturing and technological capabilities to fabricate advanced printed circuit boards in volume and deliver on time. We believe our on-time delivery record, which has consistently exceeded 95%, and product return rate, which is less than 0.5%, are among the best in the industry. In addition, we are able to offer our customers quick-turn prototypes and pre-production and volume production of printed circuit boards through one manufacturing facility, which allows us to shorten the time in transition from the development of prototype designs to volume manufacturing.

PRODUCTS AND SERVICES

    We offer a broad range of products and services designed to meet our customers' needs for complex multilayer printed circuit boards, backplanes and backplane assemblies. Our products and services span the period from product conception through volume production and include the following:

    DESIGN ASSISTANCE AND ENGINEERING SERVICES. We provide design assistance and engineering services in the early stages of product development to ensure that mechanical and electrical elements are integrated to achieve a high quality and cost-effective product. We also evaluate customer designs for manufacturability and, when appropriate, recommend design changes to reduce manufacturing costs and lead times or increase manufacturing yields and the quality of finished printed circuit boards. We believe this cooperative process shortens the time in transition from the development of the prototype design to volume manufacturing and facilitates the delivery of high quality products in a timely fashion. By working closely with our customers throughout the design and manufacturing process, we gain insight into their future product requirements.

    QUICK-TURN PROTOTYPE AND PRE-PRODUCTION SERVICES. We produce quick-turn prototypes with lead times of three to fifteen days for the product development groups of our customers. We also produce prototypes in pre-production quantities with lead times of ten to fifteen days for these customers. While some manufacturers offer prototypes through dedicated facilities, we differentiate ourselves by offering volume production and prototypes within the same facility. By using the same processing lines to manufacture prototypes, our prototypes more accurately represent our volume products. This allows us to shorten the time in transition from the development of prototype designs to volume manufacturing and facilitates the volume delivery of high quality complex printed circuit boards in a timely fashion. We believe this strengthens our long-term relationships with customers and helps us gain an advantage in securing both new quick-turn, pre-production and volume production programs.

    VOLUME PRODUCTION. Volume production is characterized by standard lead times of four to five weeks, as printed circuit boards move to full-scale commercial production. At this stage of production, quality, on-time delivery, process capability and price are the factors most important to our customers. Our engineering capability enables us to produce, in volume, technologically sophisticated printed circuit boards of 34 layers utilizing high performance materials and leading edge fabrication techniques. In addition, our extensive manufacturing process controls enable us to meet the accelerated time-to-market and time-to-volume requirements of our customers. Our proprietary computer-integrated manufacturing system tracks shop-floor production in real time, delivering critical information to every decision point using online statistical process control tools and helps us analyze and continually improve our products and processes. We believe we consistently deliver dependable, high quality printed circuit boards with an industry leading on-time delivery record.

    BACKPLANES AND BACKPLANE ASSEMBLIES. We produce backplanes and provide backplane assemblies to our customers. Backplanes are generally larger and thicker printed circuit boards on which connectors are mounted to interconnect printed circuit boards, integrated circuits and other electronic components. Backplane assemblies are printed circuit boards on which various electronic components, such as integrated circuits, capacitors, microprocessors and resistors, have been mounted. In addition to providing backplane fabrication and assembly services, we also perform radio frequency testing services to evaluate the performance of backplane circuits across a spectrum of frequencies.

MARKETS AND CUSTOMERS

    Our customers consist of both market and technology leaders in high growth segments of the electronic equipment industry, including the communications, computing and test and measurement segments. The following table shows, for the periods indicated, the percentage of our net sales to the principal market segments we serve:


                                                                             PERCENTAGE OF NET SALES
                                                        -----------------------------------------------------------------
                                                                                                        NINE MONTHS
                                                                                                           ENDED
                                                                 YEAR ENDED MAY 31,                     FEBRUARY 28,
                                                        ------------------------------------       ----------------------
                                                          1997          1998          1999           1999          2000
                                                        --------      --------      --------       --------      --------
MARKET SEGMENTS:
  Communications..................................        20.7%         26.2%         37.9%          36.1%         49.7%
  Computing.......................................        27.5          27.9          32.8           32.9          23.6
  Test and Measurement............................        34.8          42.1          25.4           27.3          23.8
  Contract Manufacturers(a).......................        14.8            --            --             --            --
  Other...........................................         2.2           3.8           3.9            3.7           2.9
                                                         -----         -----         -----          -----         -----
    Total.........................................       100.0%        100.0%        100.0%         100.0%        100.0%
                                                         =====         =====         =====          =====         =====


------------------------

(a) Sales to contract manufacturers in fiscal year 1998 and thereafter are reflected as sales to the OEM served by the contract manufacturer.


    We supplied our products and services to 74 customers in the first nine months of fiscal 2000. Our five largest OEM customers during this period were Cisco Systems, Intel, Motorola, Tektronix and Teradyne. Our five largest OEM customers comprised 73.6%, 75.1% and 67.8% of our net sales during fiscal 1997, 1998 and 1999, respectively. For the first nine months of fiscal 2000, Cisco Systems, Motorola and Teradyne each accounted for more than 10% of our net sales. Cisco Systems, Hewlett-Packard, Motorola and Tektronix each accounted for more than 10% of our net sales in fiscal 1999. Hewlett-Packard, Motorola and Tektronix each accounted for more than 10% of our net sales in fiscal 1998.



    We also manufacture and sell our products to contract manufacturers that assemble components on our products for resale to OEMs. Approximately 31.2%, 23.7% and 14.8% of our net sales were through contract manufacturers in fiscal 1999, 1998 and 1997, respectively. Our largest contract manufacturer customers for the first nine months of fiscal 2000 were Benchmark Electronics, Celestica, SCI Systems and Solectron.


SALES AND MARKETING


    We market our products through a field-based direct sales force, field application engineers, manufacturers' representative firms and customer service personnel. As of February 28, 2000, we employed 30 sales and marketing employees. We employ four field application engineers in regions across the U.S. These field application engineers serve as the technical interface between Merix and customers' design engineering teams. The field application engineers integrate into the customers' design teams as technical experts, providing information and modeling data to assure that the final printed circuit board design meets electrical performance requirements, cost goals, and design guidelines for manufacturability. We are also represented by four independent manufacturers' representative firms in the United States.

    Our sales force develops close relationships with our OEM customers beginning at the earliest development and design phases and continuing throughout all stages of production. In addition, because contract manufacturers are increasingly being given discretionary authority from OEMs to award business to printed circuit board manufacturers, we also target contract manufacturers as well as OEMs and leverage our relationships with OEMs to access new business with contract manufacturers.

SUPPLIER RELATIONSHIPS

    We strive to develop and maintain good working relationships with our key suppliers to enhance the operation of our business. We have established supplier management programs to drive operational improvements and cost reductions. These programs include periodic reviews with our suppliers in which we discuss joint product and process development. In addition, suppliers participate in meetings with our customers to gain a better understanding of our material requirements. We also have on-site representatives from our suppliers that monitor material requirements and usage and help us drive improvements in our manufacturing process.

    We have entered into strategic relationships with certain suppliers of laminates, raw materials and services to reduce lead times and inventory carrying costs, enhance the quality and reliability of the supply of raw materials and reduce transportation and other logistics costs. For example, Matsushita Electronics Materials, a key laminate supplier, operates an 82,000 square foot factory producing standard and high performance laminates adjacent to our facility. Isola Laminate Systems Corp., another laminate supplier, utilizes an independent warehouse distribution center adjacent to our facility to offer just-in-time delivery of high-performance raw materials. In addition, Probe Test Services, a wholly-owned subsidiary of Mania Technologies, Inc.
(USA), provides on-site electrical test services at our facility.

MANUFACTURING AND TECHNOLOGY

    The increasing complexity of electronic products has driven technological advancements in interconnect products and has placed increasingly more difficult demands on the manufacturing process. We have invested in production technology to manufacture dense multilayer printed circuit boards utilizing advanced fabrication processes and high performance materials in volume production. We employ numerous advanced manufacturing techniques and systems, including dry-film imaging, automated optical inspection, computer controlled lamination, computer controlled drilling and routing, multi-purpose metal plating, photoimageable solder mask processing, dual-access electrical testing, and surface coating. Our execution of these techniques enables us to manufacture complex printed circuit boards of consistent quality in high-volume and on a timely basis.

    In general, we receive circuit designs directly from our customers in the form of computer data files, which we review to ensure data accuracy and product manufacturability. Using these computer files, we generate images of the circuit patterns that we develop on individual layers using advanced photographic processes. Through a variety of plating and etching processes, we selectively add and remove conductive materials forming horizontal layers of thin traces or circuits, which are separated by insulating material. A finished multilayer circuit board laminates together a number of layers of circuitry, using intense heat and pressure under vacuum. Vertical connections between layers are achieved by plating through small holes called vias. Vias are made by highly specialized drilling equipment capable of achieving extremely fine tolerances with high accuracy. We specialize in high layer printed circuit boards with extremely fine geometries and tolerances. Because of the tolerances involved, we use clean rooms in certain manufacturing processes where tiny particles might otherwise create defects on the circuit patterns, and use automated optical inspection systems to ensure consistent quality.

    To organize and track our orders, materials and processes, we have developed a proprietary computer-integrated manufacturing system called the Computer On-Line Loading and Tracking system. This system tracks all phases and aspects of shop-floor production in real time, delivering crucial information to every decision point using online statistical process control tools. We believe this system provides us with a competitive advantage through its high level of automation and integration in support of our business processes.

    Although we seek to protect certain proprietary technology and other intangible assets through patents, we have relatively few patents and believe our business depends on our effective execution of fabrication techniques and our ability to improve our manufacturing processes to meet evolving industry standards. In addition, because manufacturing printed circuit boards requires our employees to have sufficient know-how to operate advanced equipment and to conduct sensitive and complicated manufacturing processes, we depend to a large extent on training, recruiting and retaining these employees.

    We were recently chosen to participate in the Advanced Embedded Passive Technology Consortium sponsored by the National Center for Manufacturing Sciences. This consortium was designed to develop new materials, tools and manufacturing techniques for embedding the majority of passive electrical devices, such as resistors and capacitors, into the structure of a printed circuit board. This new technology should reduce costs and space requirements and improve the reliability and performance of many electrical devices. We believe our participation in this project will help us maintain our technology leadership and provide us with additional funding for our engineering research in this area of interconnect product development.

FACILITIES

    We manufacture all of our products on our 73-acre Forest Grove campus, which includes a 215,000 square foot manufacturing facility and a 62,000 square foot training and administration facility. Our manufacturing facility is ISO 9002 certified, and we use total quality management systems to meet the highest industry standards for product quality.

    In the third quarter of fiscal 1998, we commenced an expansion plan for our Forest Grove facility to increase our production capacity and our technological capabilities. This plan consisted of three phases. The first phase, which cost approximately $20.0 million, involved converting non-manufacturing space to manufacturing space and adding new equipment. This phase was completed at the end of fiscal 1999. Our second phase involved transferring equipment from our Loveland facility to Forest Grove and was completed in December 1999 with an installation cost of approximately $2.0 million. The third phase, which we expect to cost approximately $25.0 million, will involve increasing plant capacity over the next two years through the addition of new equipment and square footage to our Forest Grove facility. We expect this expansion to increase our production capacity by approximately 30%.

COMPETITION

    We believe our major competitors are the large U.S. and international independent producers that also manufacture multilayer printed circuit boards and provide backplane and other electronic assemblies, such as Hadco, Honeywell, Multek (a division of DII Group), Sanmina, Tyco International and Viasystems. We believe our ability to compete successfully depends upon a number of factors, including our responsiveness to customers in delivery and service, our technological capability; our product quality; and our pricing.

BACKLOG


    Our 90-day backlog was approximately $28.6 million at February 28, 2000, $18.0 million at the end of fiscal 1999 and $15.8 million at the end of fiscal 1998. A substantial portion of our backlog is typically scheduled for delivery within 60 days. If a customer cancels or postpones an order, we may charge the customer a fee that varies depending upon the time of cancellation or postponement. A substantial portion of our backlog is subject to cancellation or postponement without significant penalty.


EMPLOYEES


    As of February 28, 2000 we had a total of 1,200 employees, of which 1,079 were regular employees and 121 were temporary agency employees. None of our employees is represented by a labor union. We have never experienced an employee-related work stoppage. We believe our relationship with our employees is good.


ENVIRONMENTAL MATTERS

    We are required to comply with federal, state, county and municipal regulations regarding protection of the environment. Printed circuit board manufacturing requires the use of a variety of materials, including metals and chemicals. As a result, we are subject to environmental laws relating to the storage, use and disposal of chemicals, solid waste, and other hazardous materials, as well as air quality regulations. Water used in the manufacturing process must be treated to remove heavy metals and neutralized before it can be discharged into the municipal sanitary sewer system. We operate and maintain effluent water treatment systems and utilize approved laboratory testing procedures at our manufacturing facility under effluent discharge permits issued by authorized governmental agencies. These permits must be renewed periodically and are subject to revocation in the event of violations of environmental laws. Certain waste materials and byproducts generated by our manufacturing processes are sent to approved third parties for recycling, reclamation, treatment or disposal. We believe our environmental management complies with environmental protection requirements in all material respects.

LEGAL PROCEEDINGS

    We are not currently involved in any threatened or pending litigation. From time to time we may be involved in litigation arising in the normal course of our business.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL

    The following table sets forth certain information with respect to directors, executive officers and certain key personnel of Merix:


DIRECTORS AND EXECUTIVE OFFICERS    AGE                             POSITION
--------------------------------  --------                          --------
Mark R. Hollinger..............      42      Chief Executive Officer, President and Director

Terri L. Timberman.............      42      Senior Vice President and Chief Administrative Officer

Janie S. Brown.................      55      Vice President and Chief Financial Officer

Daniel T. Olson................      45      Vice President--Sales and Marketing

Anaya K. Vardya................      37      Vice President--Operations

Deborah A. Coleman.............      47      Chair of the Board of Directors

Carlene M. Ellis...............      53      Director

William C. McCormick...........      66      Director

Carl W. Neun...................      56      Director

Dr. Koichi Nishimura...........      61      Director

Robert C. Strandberg...........      42      Director

     CERTAIN KEY PERSONNEL
     ---------------------
Donald E. Barckley.                    45    Director of Information Technology

John R. Johnston...............      49      Director of Materials

Rex J. Oxford..................      41      Director of Engineering


DIRECTORS AND EXECUTIVE OFFICERS

    MARK R. HOLLINGER has served as Chief Executive Officer since
September 1999 and as President since May 1999. Mr. Hollinger was elected to the Board of Directors in May 1999. Mr. Hollinger joined Merix in September 1997 as Senior Vice President of Operations. Prior to joining Merix, he spent three years as Vice President of Operations at Continental Circuits Corporation. His experience also includes more than a decade at IBM where he served in a variety of positions including PCB Manufacturing Superintendent.

    TERRI L. TIMBERMAN has served as Senior Vice President and Chief Administrative Officer since August 1998. Ms. Timberman served as Vice President--Human Resources from the inception of Merix until August 1998.
Ms. Timberman joined the Circuit Board Division of Tektronix, Inc. in February 1994. From 1992 until joining Merix, Ms. Timberman served in various human resource management positions for Tektronix.

    JANIE S. BROWN has served as Vice President and Chief Financial Officer since August 1998 and Treasurer since September 1997. Ms. Brown served as Corporate Controller from June 1995 until August 1998. From September 1982 until joining Merix, Ms. Brown held various positions, including audit partner, with Deloitte & Touche LLP.

    DANIEL T. OLSON has served as Vice President--Sales and Marketing since October 1999. From 1992 to April 1999, Mr. Olson held various positions, including Director of Strategic Business for the Electronics Business Group of MacDermid, Inc. From 1982 to 1991, Mr. Olson served in a number of sales roles, including National Sales Manager, for Olin Corporation.

    ANAYA K. VARDYA has served as Vice President of Operations since December, 1999. Mr. Vardya joined Merix in October 1997 as Director of Forest Grove Operations. Prior to joining Merix, Mr. Vardya was the Corporate Development Manager for Continental Circuits Corporation from November 1994 to
October 1997. From 1985 to 1994, Mr. Vardya held a number of positions with IBM, including Engineering Manager for IBM's Austin, Texas facility.

    DEBORAH A. COLEMAN has served as Chair of the Board of Directors since
March 1994. Ms. Coleman served as Chief Executive Officer of Merix from
March 1994 to September 1999 and as President of Merix from March 1997 to
May 1999. From November 1992 to the inception of the Company, Ms. Coleman served as Vice President of Materials Operations of Tektronix and was responsible for management of the operations of the Circuit Board Division of Tektronix. Prior to joining Tektronix, Ms. Coleman held various positions at Apple
Computer, Inc. for 11 years, most recently as Vice President of Information Systems and Technology from April 1990 to October 1992. Previous positions at Apple Computer included Chief Financial Officer and Vice President of Worldwide Manufacturing Operations. Ms. Coleman serves on the Board of Directors of Synopsys Inc. and Applied Materials, Inc.

    CARLENE M. ELLIS has served as a member of the Board of Directors since 1994. Ms. Ellis has served as Vice President of Education of Intel Corporation since January 1999. She served as Corporate Vice President and Director of the Information Technology Group of Intel Corporation from 1992 to 1998 and was Intel's Director of Human Resources from 1990 to 1992. She was Vice President of its Administration Group from 1989 to 1992.

    WILLIAM C. MCCORMICK has served as a member of the Board of Directors since 1997. Mr. McCormick has served as Chairman of Precision Castparts Corporation since October 1994 and its Chief Executive Officer since August 1991. From 1985 to 1997 he served as President of Precision Castparts, and from 1985 to 1991 he served as Chief Operating Officer.

    CARL W. NEUN has served as a member of the Board of Directors since 1994. Mr. Neun served as Senior Vice President and Chief Financial Officer of Tektronix from June 1995 to January 2000. From March 1993 to June 1995 he served as Vice President and Chief Financial Officer of Tektronix. From September 1987 to March 1993, Mr. Neun served as Senior Vice President of Administration and Chief Financial Officer of Conner Peripherals, Inc. Mr. Neun serves on the Board of Directors of Diamond Multimedia Systems, Inc. Mr. Neun is Chairman of Wirex Communications, Inc. and is a director of Powerwave Technologies.

    DR. KOICHI NISHIMURA has served as a member of the Board of Directors since 1994. Dr. Nishimura has served as Chairman of the Board of Solectron Corporation since September 1996, Chief Executive Officer since September 1992 and President since 1990. He was Co-Chief Executive Officer from 1991 to 1992 and Chief Operating Officer of Solectron from 1988 to 1991. He became a director of Solectron in February 1991.

    ROBERT C. STRANDBERG has served as a member of the Board of Directors since 1998. Mr. Strandberg has served as the President and Chief Executive Officer of PSC, Inc. since April 1997 and as Executive Vice President from November 1996 until April 1997. Between 1991 and 1996, Mr. Strandberg was Chairman of the Board of Directors, President and Chief Executive Officer of Datamax International Corporation. Mr. Strandberg is also a director of Sawtek, Inc.

CERTAIN KEY PERSONNEL

    DONALD E. BARCKLEY has been with Merix since 1996. He serves as Director of Information Technology and previously served as Director of Applications Development. Prior to joining Merix, Mr. Barckley was with Wacker Siltronic Corporation, where he held a variety of engineering and manufacturing management positions.

    JOHN R. JOHNSTON has served as Director of Materials since October 1998, and previously served as Manufacturing Manager of Forest Grove and Director of Operations at the Loveland, Colorado facility. Before joining Merix in 1994,
Mr. Johnston spent 25 years with Tektronix, Inc., where he served a number of roles in management including Quality Manager for the Electro-Mechanical and Component Group and Operational Manager for the Cathode Ray Tube Division.

    REX J. OXFORD serves as Director of Engineering, and previously served as Director of Engineering for the Loveland, Colorado facility. Mr. Oxford joined the Tektronix Circuit Board Division in 1988, ultimately acting as Senior Director of Manufacturing Engineering.

                 INFORMATION REGARDING THE SELLING SHAREHOLDER


    Tektronix, Inc. is a test measurement and monitoring company providing measurement solutions to industries including semiconductors, computers and telecommunications. Merix was incorporated in March 1994 to succeed to the business conducted by the Circuit Board Division of Tektronix. Under an asset transfer agreement, dated as of May 31, 1994, all of the business of the Circuit Board Division of Tektronix was transferred to Merix immediately prior to the consummation of our initial public offering. Tektronix transferred to Merix all of the assets used exclusively in its circuit board business and approximately $17.5 million in cash in exchange for 6,000,000 shares of our common stock and a note in the principal amount of $10.0 million. The note we issued to Tektronix bears interest at the rate of 7.5% per annum and was originally payable over five years. We granted Tektronix a security interest in our real property to secure repayment of the note. In 1999 this note was amended to provide for payment of accrued interest only in May 1999, in the amount of $171,920, and payment in June 2000 and 2001 of $1.1 million and $1.2 million, respectively, in principal plus accrued interest. Tektronix may set off any amounts not paid by Merix when due under the note against any amounts Tektronix or its subsidiaries owe Merix under any supply agreements.


    Our asset transfer agreement with Tektronix provided that we would use all reasonable efforts to nominate and maintain two individuals designated by Tektronix and three additional independent individuals as members of our Board of Directors so long as Tektronix held at least 25% of the outstanding shares of our Common Stock. For fiscal 2000 Tektronix has nominated only Mr. Neun pursuant to the agreement. After completion of this offering, we will no longer be required to nominate and maintain any Tektronix nominees on our Board of Directors.

    Pursuant to a registration rights agreement, dated June 1, 1994, Tektronix may demand, on two occasions, that we use our best efforts to register all or a portion of the 6,000,000 shares of our stock issued to Tektronix in 1994 for public resale. Tektronix also has "piggyback rights" with respect to the shares, which allows Tektronix to require that we include all or a portion of the shares in a registration under the Securities Act. After this offering Tektronix will continue to have its demand and piggyback registration rights.


    Tektronix is a significant customer of Merix. During fiscal 1999, our net sales to Tektronix were $15.7 million, or 13.8%. During the first nine months of fiscal 2000, our net sales to Tektronix were $9.2 million, or 8.4%. In addition, Tektronix and we were parties to waste management and services agreements covering certain environmental matters. During fiscal 1999, we paid $90,000 to Tektronix under these agreements.

                       PRINCIPAL AND SELLING SHAREHOLDERS


    The following table sets forth information regarding the beneficial ownership of our common stock, as of February 28, 2000, by the following individuals or groups:


    - each person or entity who is known by us to own beneficially more than 5% of our outstanding stock;

    - each of our named executive officers;

    - each of our directors; and

    - all directors and executive officers as a group.

    Unless otherwise indicated, the address for each shareholder on this table is c/o Merix Corporation, 1521 Poplar Lane, Forest Grove, Oregon 97116. Except as otherwise noted, and subject to applicable community property laws, to the best of our knowledge, the persons named in this table have sole voting and investing power with respect to all of the shares of common stock held by them.


    This table lists applicable percentage ownership based on 6,509,759 shares of common stock outstanding as of February 28, 2000, and also lists applicable percentage ownership based on 8,509,759 shares of common stock outstanding after completion of this offering. The total number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by that person that are exercisable within 60 days of February 28, 2000 but excludes shares of common stock underlying options held by any other person.


                                                                                   PERCENTAGE OF
                                                                                 SHARES OUTSTANDING
                                     NUMBER OF SHARES      NUMBER OF      --------------------------------
NAME OF BENEFICIAL OWNER            BENEFICIALLY OWNED   SHARES OFFERED   BEFORE OFFERING   AFTER OFFERING
------------------------            ------------------   --------------   ---------------   --------------
Tektronix, Inc. ..................       1,656,500          1,000,000(1)       25.4%             7.7%
  PO Box 500
  Beaverton, OR 97077
Paradigm Capital Mgmt, Inc. ......         683,200(2)              --          10.5%             8.0%
  Nine Elk Street
  Albany, NY 12207
The TCW Group, Inc. ..............         456,000(3)              --           7.0%             5.4%
  865 South Figueroa Street
  Los Angeles, CA 90017
Dimensional Fund Advisors ........         346,400(4)              --           5.3%             4.1%
  1299 Ocean Avenue,
  11th Floor
  Los Angeles, CA 90401
Deborah A. Coleman ...............         423,784(5)              --           6.5%             5.0%
Mark R. Hollinger ................          74,671(6)              --           1.1%               *
Terri L. Timberman ...............          61,864(7)              --           1.0%               *
Janie S. Brown ...................          21,937(8)              --             *                *
Daniel T. Olson ..................             268                 --             *
Anaya K. Vardya ..................           8,763(9)              --             *                *
Carlene M. Ellis .................          40,000(10)             --             *                *
William C. McCormick .............          13,250(11)             --             *                *
Carl W. Neun .....................           1,000                 --             *
Dr. Koichi Nishimura .............          32,500(12)             --             *                *
Robert C. Strandberg .............           5,000(13)             --             *                *
All executive officers and
  directors as a group
  (11 people) ....................         683,037(14)             --          10.5%             8.0%

------------------------

   * Less than 1% of the outstanding shares of common stock.

 (1) Excludes an option, exercisable within 30 days, to purchase up to 150,000 shares granted to the underwriters to cover over allotments.

 (2) Based upon a Schedule 13G/A filed with the Securities and Exchange Commission on February 7, 2000 by Paradigm Capital Management, Inc.

 (3) Based upon a Schedule 13G/A filed with the Securities and Exchange Commission on February 11, 2000 by The TCW Group, Inc., a parent holding company, and Robert Day, an individual who may be deemed to control the TCW Group, Inc.

 (4) Based upon a Schedule 13G filed with the Securities and Exchange Commission on February 9, 2000 by Dimensional Fund Advisors Inc.


 (5) Includes options to purchase 290,000 shares that are currently exercisable or become exercisable before April 28, 2000.



 (6) Includes options to purchase 66,500 shares that are currently exercisable or become exercisable before April 28, 2000.



 (7) Includes options to purchase 53,750 shares that are currently exercisable or become exercisable before April 28, 2000.



 (8) Includes options to purchase 14,293 shares that are currently exercisable or become exercisable before April 28, 2000.



 (9) Includes options to purchase 6,875 shares that are currently exercisable or become exercisable before April 28, 2000.



 (10) Includes options to purchase 32,500 shares that are currently exercisable or become exercisable before April 28, 2000.



 (11) Includes options to purchase 11,250 shares that are currently exercisable or become exercisable before April 28, 2000.



 (12) Includes options to purchase 32,500 shares that are currently exercisable or become exercisable before April 28, 2000.



 (13) Includes options to purchase 5,000 shares that are currently exercisable or become exercisable before April 28, 2000.



 (14) Includes options to purchase 512,668 shares held by executive officers and directors that are currently exercisable or become exercisable before April 28, 2000.


TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

LISTING

    Our common stock is listed on the Nasdaq National Market under the trading symbol "MERX."

                                  UNDERWRITING


    Under the terms and conditions in an agreement among the underwriters and us, each of the underwriters named below, through their representatives, Thomas Weisel Partners LLC, U.S. Bancorp Piper Jaffray, William Blair &
Company, L.L.C. and Needham & Company, Inc., has severally agreed to purchase from us and the selling shareholder the number of shares of common stock opposite its name below:



UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Thomas Weisel Partners LLC..................................
U.S. Bancorp Piper Jaffray..................................
William Blair & Company, L.L.C..............................
Needham & Company, Inc......................................
                                                                  ---------
    Total...................................................      3,000,000
                                                                  =========


    The underwriting agreement provides that the obligations of the several underwriters are conditioned upon a number of factors, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.


    The underwriting agreement provides that the selling shareholder and we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, or will contribute to payments that the underwriters may be required to make relating to these liabilities.


OVER-ALLOTMENT OPTIONS

    We and the selling shareholder have granted 30-day over-allotment options to the underwriters to purchase up to 300,000 and 150,000 additional shares of common stock, respectively, at the public offering price less the underwriting discount and commissions as shown on the cover page of this prospectus. If the underwriters exercise these options in whole or in part, then each of the underwriters will be severally committed, provided the conditions described in the underwriting agreement are satisfied, to purchase the additional shares of common stock in proportion to their respective purchase commitments shown in the above table.

COMMISSIONS AND DISCOUNTS

    The underwriters propose to offer the shares of common stock directly to the public at the public offering price shown on the cover page of this prospectus,
and at that price less a concession not in excess of $      per share of common
stock to other dealers specified in a master agreement among underwriters that are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and those dealers may reallow, concessions not in excess
of $      per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. The common stock is offered upon receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part.

    This table summarizes the compensation to be paid to the underwriters by us and the selling shareholder and the expenses payable by us:

                                                                                     TOTAL
                                                                        -------------------------------
                                                                           WITHOUT            WITH
                                                            PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                            ---------   --------------   --------------
Underwriting discounts and commissions paid by us.........
Underwriting discounts and commissions paid by the selling
  shareholder.............................................
Expenses..................................................

    The underwriters do not expect to confirm sales of common stock to any accounts over which they exercise discretionary authority.

NO SALES OF SIMILAR SECURITIES

    All of our officers and directors and the selling shareholder have agreed that they will not offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus.

    In addition, we have agreed that for a period of 90 days after the date of this prospectus we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of our capital stock, except for the shares of common stock being offered and the shares of common stock issuable upon the exercise of options and warrants outstanding on the date of this prospectus.

INFORMATION REGARDING THOMAS WEISEL PARTNERS LLC

    Due to the fact that Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized within the last three years, we are providing you the following information. Thomas Weisel Partners LLC was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager of, or as a syndicate member in, numerous public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

MARKET STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    To facilitate this offering, persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have sold to them. The underwriters may elect to cover any short position by purchasing shares of common stock in the open market or by exercising the over-allotment options granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. Under these penalty bids, selling concessions that are allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased, usually to stabilize the market. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. No representation is made as to the magnitude or effect of any stabilization or other transactions. These transactions may be affected on the Nasdaq National Market or otherwise and may be discontinued at any time after they are commenced.

                                 LEGAL MATTERS

    Perkins Coie LLP, Portland, Oregon, will pass upon the validity of the issuance of the shares of common stock offered hereby. Latham & Watkins, Menlo Park, California, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS


    The financial statements as of May 31, 1998 and May 31, 1999 and for the years ended May 31, 1997, May 31, 1998 and May 31, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus and have been so included in reliance upon the report of this firm given upon their authority as experts in accounting and auditing.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read any document we file at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC toll free at 1-800-732-0330 for information about its public reference rooms. You may also read our filings at the SEC's web site at www.sec.gov.

    We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement. We have omitted parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference rooms or from its web site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

    The SEC allows us to "incorporate by reference" into this prospectus information we file with it. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

    1. Our Quarterly Reports on Form 10-Q for the quarters ended August 28, 1999 and November 27, 1999;

    2.  Our Annual Report on Form 10-K for the fiscal year ended May 29, 1999;

    3.  Our Proxy Statement on Schedule 14A, filed on August 18, 1999;

    4. The description of our capital stock that is contained in our registration statement on Form 8-A filed under the Exchange Act and all amendments or reports filed for the purpose of updating this description; and

    5. All other documents filed by Merix pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

    You may obtain copies of these documents, other than exhibits, free of charge by contacting our corporate secretary at our principal offices, which are located at 1521 Poplar Lane, Forest Grove, Oregon 97116, telephone number
(503) 359-9300.

                               MERIX CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Independent Auditors' Report................................    F-2

Balance Sheets..............................................    F-3

Statements of Operations....................................    F-4

Statement of Shareholders' Equity...........................    F-5

Statements of Cash Flows....................................    F-6

Notes to Financial Statements...............................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

                               MERIX CORPORATION

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Merix Corporation

    We have audited the accompanying balance sheets of Merix Corporation as of May 30, 1998 and May 29, 1999 and the related statements of operations, shareholders' equity, and cash flows for the years ended May 31, 1997, May 30, 1998 and May 29, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of Merix Corporation as of May 30, 1998 and May 29, 1999, and the results of its operations and its cash flows for the years ended May 31, 1997, May 30, 1998 and May 29, 1999 in conformity with generally accepted accounting principles.

                                          DELOITTE & TOUCHE LLP

Portland, Oregon
June 25, 1999

                               MERIX CORPORATION

                                 BALANCE SHEETS

                                 (IN THOUSANDS)


                                                                MAY 31,
                                                         ---------------------       FEBRUARY 28,
                                                           1998        1999              2000
                                                         ---------   ---------       -------------
                                                                                      (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents............................  $ 15,430    $  5,874           $ 16,538
  Short-term investments...............................     7,469       7,507                 --
  Accounts receivable, net of allowances of $259, $237
    and $237...........................................    19,303      15,784             20,758
  Accounts receivable--affiliates......................     2,501       1,724              1,256
  Inventories..........................................    10,795       6,537              9,206
  Income tax refund receivable.........................       759          --                 --
  Deferred tax asset...................................     1,577         713                713
  Other current assets.................................     2,454         941                749
                                                         --------    --------           --------
  Total current assets.................................    60,288      39,080             49,220
Property, plant and equipment, net.....................    70,262      60,892             56,854
Goodwill, net of accumulated amortization of $432......     2,027          --                 --
Deferred tax asset.....................................        --       9,093              6,608
Other assets...........................................     2,591         318                613
                                                         --------    --------           --------
Total assets...........................................  $135,168    $109,383           $113,295
                                                         ========    ========           ========

                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................  $ 10,584    $ 12,104           $ 13,325
  Accrued compensation.................................     2,512       2,512              3,718
  Current portion of long-term debt....................     4,529       8,000              9,149
  Other accrued liabilities............................     1,908       2,142              2,242
                                                         --------    --------           --------
  Total current liabilities............................    19,533      24,758             28,434
Long-term debt.........................................    40,000      34,299             29,150
Deferred tax liability.................................     4,171          --                 --
Other liabilities......................................     1,273          --                 --
                                                         --------    --------           --------
  Total liabilities....................................    64,977      59,057             57,584
                                                         --------    --------           --------
Commitments and contingencies..........................        --          --                 --
Shareholders' equity:
  Preferred stock, no par value, 10,000 shares
    authorized; none issued............................        --          --                 --
  Common stock, no par value, 50,000 shares authorized;
    issued and outstanding: May 31, 1998: 6,203 shares,
    May 31, 1999; 6,370 shares; February 28, 2000:
    6,510 shares.......................................    44,625      45,194             46,689
  Unearned compensation................................      (250)         (3)                --
  Retained earnings....................................    25,816       5,135              9,022
                                                         --------    --------           --------
Total shareholders' equity.............................    70,191      50,326             55,711
                                                         --------    --------           --------
Total liabilities and shareholders' equity.............  $135,168    $109,383           $113,295
                                                         ========    ========           ========


              See the accompanying Notes to Financial Statements.

                               MERIX CORPORATION

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                NINE MONTHS ENDED
                                              YEARS ENDED MAY 31,                  FEBRUARY 28,
                                       ---------------------------------       --------------------
                                         1997        1998        1999            1999       2000
                                       ---------   ---------   ---------       --------   ---------
                                                                                   (UNAUDITED)
Net sales............................  $156,184    $178,620    $113,982        $ 81,050   $109,654
Cost of sales........................   134,328     151,100     110,534          82,471     89,885
                                       --------    --------    --------        --------   --------
Gross profit (loss)..................    21,856      27,520       3,448          (1,421)    19,769
                                       --------    --------    --------        --------   --------
Operating expenses:
  Engineering........................     6,013       5,854       4,100           3,058      3,269
  Selling, general and
    administrative...................    13,822      14,266       9,045           7,032      7,874
  Restructuring......................        --       1,878      21,750          21,750         --
                                       --------    --------    --------        --------   --------
    Total operating expenses.........    19,835      21,998      34,895          31,840     11,143
                                       --------    --------    --------        --------   --------
Operating income (loss)..............     2,021       5,522     (31,447)        (33,261)     8,626
Interest income......................     1,380       1,432         912             700        520
Interest expense.....................    (3,247)     (3,313)     (2,906)         (2,071)    (2,362)
Other income (expense), net..........       137        (290)         85             119       (412)
                                       --------    --------    --------        --------   --------
Income (loss) before taxes...........       291       3,351     (33,356)        (34,513)     6,372
Income tax benefit (expense).........        30      (1,213)     12,675          13,115     (2,485)
                                       --------    --------    --------        --------   --------
Net income (loss)....................  $    321    $  2,138    $(20,681)       $(21,398)  $  3,887
                                       ========    ========    ========        ========   ========
Net income (loss) per share:
  Basic..............................  $   0.05    $   0.35    $  (3.30)       $  (3.43)  $   0.60
                                       ========    ========    ========        ========   ========
  Diluted............................  $   0.05    $   0.34    $  (3.30)       $  (3.43)  $   0.58
                                       ========    ========    ========        ========   ========
Shares used in per share
  calculations:
  Basic..............................     6,146       6,194       6,269           6,245      6,428
  Diluted............................     6,260       6,272       6,269           6,245      6,667


              See the accompanying Notes to Financial Statements.

                               MERIX CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)


                                              COMMON STOCK
                                           -------------------     UNEARNED     RETAINED
                                            SHARES     AMOUNT    COMPENSATION   EARNINGS    TOTAL
                                           --------   --------   ------------   --------   --------
Balance at May 31, 1996..................   6,133     $43,733       $(737)      $ 23,357   $ 66,353
Net income...............................      --          --          --            321        321
Exercise of stock options................      35         316          --             --        316
Tax benefit related to stock-based
  compensation...........................      --         261          --             --        261
Restricted stock awards..................      19         364        (364)                       --
Amortization of unearned compensation....      --          --         434             --        434
Shares surrendered or canceled...........     (20)       (314)         45             --       (269)
                                            -----     -------       -----       --------   --------
Balance at May 31, 1997..................   6,167      44,360        (622)        23,678     67,416
Net income...............................      --          --          --          2,138      2,138
Exercise of stock options................      55         525          --             --        525
Tax benefit related to stock-based
  compensation...........................      --         122          --             --        122
Amortization of unearned compensation....      --          --         122             --        122
Shares surrendered or canceled...........     (19)       (382)        250             --       (132)
                                            -----     -------       -----       --------   --------
Balance at May 31, 1998..................   6,203      44,625        (250)        25,816     70,191
Net loss.................................      --          --          --        (20,681)   (20,681)
Stock issued under defined contribution
  plan...................................     184         907          --             --        907
Amortization of unearned compensation....      --          --         (90)            --        (90)
Shares surrendered or canceled...........     (17)       (338)        337             --         (1)
                                            -----     -------       -----       --------   --------
Balance at May 31, 1999..................   6,370      45,194          (3)         5,135     50,326
Net income (unaudited)...................      --          --          --          3,887      3,887
Exercise of stock options (unaudited)....      54         432          --             --        432
Tax benefit related to stock-based
  compensation (unaudited)...............      --         171          --             --        171
Stock issued under defined contribution
  plan (unaudited).......................      86         894          --             --        894
Amortization of unearned compensation
  (unaudited)............................      --          --           3             --          3
Shares surrendered or canceled
  (unaudited)............................      --          (2)                                   (2)
                                            -----     -------       -----       --------   --------
Balance at February 28, 2000
  (unaudited)............................   6,510     $46,689       $   0       $  9,022   $ 55,711
                                            =====     =======       =====       ========   ========


              See the accompanying Notes to Financial Statements.

                               MERIX CORPORATION

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                                                     NINE MONTHS
                                                                                                        ENDED
                                                                 YEARS ENDED MAY 31,                FEBRUARY 28,
                                                            ------------------------------       -------------------
                                                              1997       1998       1999           1999       2000
                                                            --------   --------   --------       --------   --------
                                                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).......................................  $    321   $  2,138   $(20,681)      $(21,398)  $ 3,887
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
  Depreciation and amortization...........................     8,762     10,261      8,081          6,125     6,129
  Deferred income taxes...................................     2,398      2,479    (12,400)       (13,115)    2,485
  Amortization of unearned compensation...................       434        122        (90)            42         3
  Restructuring expense...................................        --      1,149     16,798         16,798        --
  Contribution of common stock to defined contribution
    plan..................................................        --         --        912            608       894
  Other...................................................       (85)        68        169             31       266
  Changes in assets and liabilities:
    Accounts receivable...................................       382      2,353      4,296          6,634    (4,506)
    Inventories...........................................    (2,207)    (2,153)     4,258          3,807    (2,669)
    Income tax refund receivable..........................    (2,048)     1,671        759             --        --
    Other current assets..................................    (1,228)      (637)     1,513            940       192
    Accounts payable......................................     2,555        573      1,520          1,471     1,221
    Accrued compensation..................................    (1,418)      (572)        --            212     1,206
    Income taxes payable..................................       (67)        --         --             --        --
    Other accrued liabilities.............................      (428)      (582)    (1,044)         2,464       271
                                                            --------   --------   --------       --------   -------
Net cash provided by operating activities.................     7,371     16,870      4,091          4,619     9,379

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures....................................   (17,769)   (18,466)   (15,914)       (12,922)   (7,315)
  Short-term investments:
    Purchases.............................................   (15,110)   (13,500)   (11,016)       (11,016)       --
    Maturities............................................    13,717     14,591     10,978          9,546     7,507
  Net proceeds from sale-leaseback of equipment...........        --         --         --             --     4,492
  Proceeds from sale of assets............................       422        507      4,537          4,504       171
  Other assets............................................        --     (1,306)        --             --        --
                                                            --------   --------   --------       --------   -------
Net cash provided by (used in) investing activities.......   (18,740)   (18,174)   (11,415)        (9,888)    4,855

CASH FLOWS FROM FINANCING ACTIVITIES:
  Long-term borrowings:
    Proceeds..............................................    40,000         --         --             --        --
    Principal payments....................................   (23,951)      (121)    (2,230)        (2,230)   (4,000)
  Exercise of stock options...............................        91        525         --             --       432
  Deferred financing costs................................      (382)        --         --             --        --
  Reacquired common stock.................................       (43)      (207)        (2)            (2)       (2)
                                                            --------   --------   --------       --------   -------
Net cash provided by (used in) financing activities.......    15,715        197     (2,232)        (2,232)   (3,570)
                                                            --------   --------   --------       --------   -------
Increase (decrease) in cash and cash equivalents..........     4,346     (1,107)    (9,556)        (7,501)   10,664
Cash and cash equivalents at beginning of period..........    12,191     16,537     15,430         15,430     5,874
                                                            --------   --------   --------       --------   -------
Cash and cash equivalents at end of period................  $ 16,537   $ 15,430   $  5,874       $  7,929   $16,538
                                                            ========   ========   ========       ========   =======

SUPPLEMENTAL DISCLOSURE:
Cash paid for:
  Interest, net of amounts capitalized....................  $  3,205   $  3,116   $  2,951       $  1,367   $ 1,756
Noncash transactions:
  Tax benefit related to stock-based compensation.........       261        122         (5)             5       171
  Surrender of unvested shares of restricted stock........        45        175        337            337        --
  Receipt of common stock for exercise of stock options...       225         --         --             --        --


              See the accompanying Notes to Financial Statements.

                               MERIX CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


ALL INFORMATION SUBSEQUENT TO MAY 31, 1999 AND INFORMATION FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 AND FEBRUARY 28, 2000 IS UNAUDITED.


NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    Merix Corporation (the Company or Merix), an Oregon corporation, was formed in March 1994 to succeed the business conducted by the Circuit Board Division of Tektronix, Inc. (Tektronix). On June 1, 1994, the Company acquired the assets and assumed certain liabilities of the division in connection with the initial public offering of its common stock, and began to operate as an independent corporation.

BUSINESS

    The Company is a leading manufacturer of technologically advanced electronic interconnect solutions for use in sophisticated electronic equipment. The Company's principal products are complex multilayer printed circuit boards, which are the basic platforms used to interconnect microprocessors, integrated circuits and other components that are essential to the operation of electronic products and systems. The Company provides solutions to original equipment manufacturers and contract manufacturers in various segments of the electronics industry, including the communications, computer, and test and measurement segments. The Company provides its customers with a broad range of products and services including quick-turn prototypes, volume and pre-production of printed circuit boards as well as backplanes and backplane assemblies.

FISCAL YEAR


    The Company's fiscal year is the 52 or 53-week period ending the last Saturday in May. Fiscal year 1999 was a 52-week year ending May 29, fiscal year 1998 was a 52-week year ended May 30 and fiscal year 1997 was a 53-week year ended May 31. For convenience, all of the Company's fiscal years are presented as ended on May 31, and all interim periods are presented as ended on the last day of the last calendar month of the period, with February always ending on February 28.


UNAUDITED INTERIM FINANCIAL INFORMATION


    All information subsequent to May 31, 1999 is unaudited. In the opinion of management, the unaudited interim financial statements as of February 28, 1999 and February 28, 2000 and for the nine month periods then ended have been prepared on the same basis as the annual financial statements and reflect all adjustments that are necessary for the fair presentation of results for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any interim period.


USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

                               MERIX CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) BALANCE SHEET FINANCIAL INSTRUMENTS: FAIR VALUES

    The carrying amounts reported in the balance sheet for investments, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount for long-term debt approximates its fair value because the related interest rates are comparable to rates currently available to the Company for debt with similar terms and maturities.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents are comprised of cash in banks and highly liquid investments with maturities of three months or less when purchased.

SHORT-TERM INVESTMENTS

    The Company classifies securities at acquisition into one of three categories: held to maturity, available for sale, or trading. At May 31, 1998 and 1999, all of the Company's investments with original maturities of more than 90 days were classified as held to maturity and valued at amortized cost.

INVENTORIES

    Inventories are valued at the lower of cost or market and include materials, labor and manufacturing overhead. Cost is determined on the first-in, first-out
(FIFO) basis.

PROPERTY AND DEPRECIATION


    Property, plant and equipment is carried at cost less accumulated depreciation. Costs of improvements, including interest, are capitalized. Depreciation is calculated based on the estimated useful lives of depreciable assets as follows: 40 years for buildings, 10 to 20 years for grounds, 3 to 10 years for machinery and equipment, and is provided using the straight-line method.


LONG-LIVED ASSETS

    The Company's long-lived assets are reviewed for impairment when circumstances indicate that the carrying amount may not be recoverable. If the sum of expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized.

GOODWILL

    The cost of goodwill is amortized on a straight-line basis over the estimated period benefited of 15 years. Goodwill amortization for fiscal years 1997, 1998 and 1999 was $169, $167, and $41, respectively.

                               MERIX CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) REVENUE RECOGNITION

    Revenue from product sales is recognized at the time of shipment. Service revenue is recognized as services are provided.

ENGINEERING EXPENSE

    Expenditures for engineering of products and manufacturing processes are expensed as incurred.

WARRANTY

    The Company generally warrants its products for a period of up to four months from shipment. Accordingly, a provision for the estimated cost of the warranty is recorded upon shipment.

NET INCOME (LOSS) PER SHARE


    Basic net income per share is computed using the weighted average number of shares of common stock outstanding for the period. Diluted income per share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares related to stock options outstanding during the period. Incremental shares, related to outstanding stock options of 114,061 and 78,501 for fiscal years 1997 and 1998 and 239,558 for the nine months ended February 28, 2000 were included in the calculations of diluted net income per share.



    Diluted net loss per share is computed using the weighted average number of shares of common stock outstanding for the period. Stock options to purchase 1,199,445 shares for the nine months ended February 28, 1999 and 1,260,890 shares for fiscal year 1999 were not included in the net loss per share calculations, because to do so would have been antidilutive. Of the stock options outstanding at February 28, 2000, 171,977 had exercise prices above the market price of the underlying common stock at that date.


COMPREHENSIVE INCOME (LOSS)


    The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" which establishes requirements for reporting comprehensive income (loss) in financial statements. Comprehensive income (loss) as defined, includes all changes in equity during a period from non-owner sources. The Company has not had any transactions that are required to be reported in comprehensive (loss) income in the periods presented, except for net income (loss).


INCOME TAXES

    The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are

                               MERIX CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

SEGMENT REPORTING


    The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131). Based on definitions contained within SFAS 131, the Company has determined that it operates within one segment. Additionally, the Company has no material revenues from external customers outside the United States and has no long-lived assets outside the United States. See Note 12 for information regarding significant customers.


STOCK-BASED COMPENSATION

    The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the exercise price of the instrument granted and the fair value of the underlying stock.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value.
SFAS 133 also requires changes in the derivative's fair value be recognized currently in results of operations unless specific hedge accounting criteria are met. SFAS 133, as amended by SFAS 137, is effective for fiscal years beginning after June 15, 2000. The Company does not expect SFAS 133 to have a material impact on its financial statements.

NOTE 2. RESTRUCTURING

    In the first quarter of fiscal 1999, the Company implemented a restructuring plan designed to improve capacity utilization and lower its cost structure. The Company closed its Loveland, Colorado facility in October 1998 and laid off approximately 340 manufacturing and support employees located there, sold its Soladyne facility in San Diego, California and laid off approximately 35 employees from administrative, engineering and support functions at its Forest Grove, Oregon location. The Company also transferred a portion of the manufacturing equipment used in the Loveland facility to its Forest Grove site. Installation of the manufacturing equipment was completed in December 1999.

                               MERIX CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 2. RESTRUCTURING (CONTINUED)

    In the third quarter of fiscal 1999, the Company reversed $7,109 of the restructuring expense taken in the first quarter of fiscal 1999, primarily because lease termination costs at Loveland were $3,059 less than the Company had anticipated, the Company was able to realize a higher value on inventory than it had previously written down and it realized $2,826 more from the sale of equipment than it had expected. The Company also spent less on severance benefits than it expected.


    The components of the restructuring expense, and the subsequent reversal, were as follows:


                                                                                           NET
                                                           RESTRUCTURING              RESTRUCTURING
                                                              EXPENSE      REVERSAL      EXPENSE
                                                           -------------   --------   -------------
                                                                        (IN THOUSANDS)
Non-cash charges:
  Write-down and write-off of manufacturing equipment....     $15,672      $(2,826)      $12,846
  Write-off of goodwill and intangible assets............       3,952           --         3,952
                                                              -------      -------       -------
                                                               19,624       (2,826)       16,798
Cash charges:
  Severance benefits.....................................       2,801         (372)        2,429
  Lease termination costs................................       4,758       (3,059)        1,699
  Other costs............................................         696          128           824
                                                              -------      -------       -------
                                                                8,255       (3,303)        4,952
                                                              -------      -------       -------
    Total restructuring expense..........................      27,879       (6,129)       21,750
Write-off of inventory, included in cost of sales........       2,118         (980)        1,138
                                                              -------      -------       -------
    Total................................................     $29,997      $(7,109)      $22,888
                                                              =======      =======       =======


    Cash proceeds from asset sales of $4.8 million are reflected in the amounts shown above for write-down and write-off of manufacturing equipment and inventory. All cash payments for severance benefits, lease termination costs and other costs related to the restructuring expense were paid in fiscal 1999. As of May 31, 1999, there were no outstanding liabilities associated with the restructuring plan.

    In the second quarter of fiscal year 1998, the Company recorded a $1,878 charge for the costs associated with a restructuring plan undertaken to improve the Company's profitability, which included a work force reduction, the write-off of certain manufacturing equipment and other miscellaneous costs. All liabilities associated with the restructuring plan were paid in the third quarter of fiscal year 1998.

NOTE 3. CONCENTRATIONS OF CREDIT RISK


    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable and investments. In total, six customers represented approximately 73% of the accounts receivable balance at May 31, 1999, individually ranging from 5% to 19%. The risk in trade accounts receivable is limited due to the creditworthiness of companies comprising the Company's customer base and their dispersion across many different

                               MERIX CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3. CONCENTRATIONS OF CREDIT RISK (CONTINUED)

sectors of the electronics industry and geographies. The Company has not had significant losses related to its accounts receivable in the past. The risk in investments is limited due to the creditworthiness of investees comprising the portfolio and the diversity of the portfolio. The Company does not believe that at May 31, 1999, and at February 28, 2000, it had any significant credit risks.


NOTE 4. INVENTORIES


                                                   MAY 31,
                                             -------------------       FEBRUARY 28,
                                               1998       1999             2000
                                             --------   --------       -------------
                                                                        (UNAUDITED)
Raw materials..............................  $ 3,684     $1,170           $1,594
Work in process............................    3,638      4,144            4,281
Finished goods.............................    3,473      1,223            3,331
                                             -------     ------           ------
  Total....................................  $10,795     $6,537           $9,206
                                             =======     ======           ======


NOTE 5. PROPERTY, PLANT AND EQUIPMENT


                                                 MAY 31,
                                          ---------------------       FEBRUARY 28,
                                            1998        1999              2000
                                          ---------   ---------       -------------
                                                                       (UNAUDITED)
Land....................................  $  2,190    $  2,190          $  2,190
Buildings and grounds...................    24,267      24,065            24,685
Machinery and equipment.................   100,282      85,563            85,102
Construction in progress................     2,828       1,618             1,466
                                          --------    --------          --------
  Total.................................   129,567     113,436           113,443
Accumulated depreciation................   (59,305)    (52,544)          (56,589)
                                          --------    --------          --------
  Property, plant and equipment, net....  $ 70,262    $ 60,892          $ 56,854
                                          ========    ========          ========


NOTE 6. LONG-TERM DEBT


                                                  MAY 31,
                                            -------------------       FEBRUARY 28,
                                              1998       1999             2000
                                            --------   --------       -------------
                                                                       (UNAUDITED)
Senior unsecured notes....................  $40,000    $40,000           $36,000
Note payable to Tektronix.................    4,437      2,299             2,299
Other.....................................       92         --                --
                                            -------    -------           -------
  Total...................................   44,529     42,299            38,299
  Less current portion....................   (4,529)    (8,000)           (9,149)
                                            -------    -------           -------
  Long-term debt..........................  $40,000    $34,299           $29,150
                                            =======    =======           =======

                               MERIX CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 6. LONG-TERM DEBT (CONTINUED)

    The Company has a secured note payable to Tektronix, Inc. with $2,299 outstanding at February 28, 2000, which bears interest at 7.5%. The note is payable as follows: $1,149 in June 2000 and $1,150 in June 2001.



    At February 28, 2000, the Company has $36,000 outstanding under a private placement of senior unsecured notes with two insurance companies, with interest payable semi-annually at 7.92%. The notes provide for semi-annual principal payments of $4,000, which commenced in September 1999 with a final principal payment of $8,000 payable in September 2003. The notes contain certain financial covenants, including minimum net worth, debt ratio and interest coverage. As of February 28, 2000, the Company was in compliance with all covenants.


    Future principal payments of long-term debt are as follows: 2000, $4,000; 2001, $9,149; 2002, $9,150; 2003, $8,000; and 2004, $8,000.

NOTE 7. LEASE AGREEMENT


    In August 1999, the Company entered into a lease agreement, which allows for the sale and leaseback up to $5,000 of manufacturing equipment. As of February 28, 2000, the Company had sold $4,997 of equipment under this agreement. Gains resulting from these sales are deferred and amortized on a straight-line basis over the life of the lease. The lease is classified as an operating lease in accordance with SFAS No. 13, "Accounting for Leases."


NOTE 8. STOCK-BASED COMPENSATION PLAN


    The Company has a 1994 Stock Incentive Plan (the 1994 Plan) for employees, consultants and directors of the Company. The 1994 Plan, as amended, covers 2,100,000 shares of common stock and permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights, stock and cash bonus rights, restricted stock awards and performance based awards to employees, independent contractors and consultants. A committee of the Board of Directors has the authority to determine non-qualified stock option prices. To date, all options have been granted at the fair market value of the stock at the date of grant. The 1994 Plan provides for automatic option grants to directors not affiliated with Merix or Tektronix of 20,000 shares at the time first elected to the board and 5,000 shares annually thereafter. The options generally become exercisable ratably over a four-year period beginning one year after the date of grant and expire between six and ten years after the date of grant.

                               MERIX CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 8. STOCK-BASED COMPENSATION PLAN (CONTINUED)
    A summary of non-qualified stock option activity is as follows:


                                                                     WEIGHTED
                                                                      AVERAGE
                                                         NUMBER OF     PRICE
                                                          SHARES     PER SHARE
                                                         ---------   ---------
Outstanding at May 31, 1996............................    907,406    $18.33
  Granted..............................................    457,506     19.73
  Canceled.............................................   (284,041)    28.76
  Exercised............................................    (34,939)     9.04
                                                         ---------    ------
Outstanding at May 31, 1997............................  1,045,932     16.42
  Granted..............................................    392,120     17.40
  Canceled.............................................   (190,481)    19.79
  Exercised............................................    (54,902)     9.57
                                                         ---------    ------
Outstanding at May 31, 1998............................  1,192,669     16.52
  Granted..............................................    852,902      7.29
  Canceled.............................................   (784,656)    17.32
  Exercised............................................        (25)     5.13
                                                         ---------    ------
Outstanding at May 31, 1999............................  1,260,890      9.79
  Granted..............................................    340,850      9.95
  Canceled.............................................    (77,010)    17.20
  Exercised............................................    (54,069)     7.99
                                                         ---------    ------
Outstanding at February 28, 2000 (unaudited)...........  1,470,661    $ 9.50
                                                         =========    ======


    The Company's Board of Directors approved a plan which allowed employees, except executive officers, to reprice existing stock options to the fair market value of the underlying stock on June 30, 1998. Under the plan, employees received nine options in exchange for every 10 options they elected to reprice. The vesting schedule and term of repriced options remained the same as the original option. During fiscal year 1999, options to purchase 332,820 shares at a weighted average price per share of $18.39 were exchanged for options to purchase 298,977 shares at a weighted average price per share of $9.94.

    Restricted stock awards are subject to vesting and other terms as specified at the time of issuance by a committee of the Board of Directors. Generally, restricted stock awards vest ratably over a three-year period beginning on the first anniversary of their issuance. Unearned compensation expense is recognized ratably over the vesting period. There were no restricted stock awards in fiscal years 1998 or 1999. The weighted average per share fair value of restricted stock awards issued was $18.79 in fiscal year 1997.

                               MERIX CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 8. STOCK-BASED COMPENSATION PLAN (CONTINUED)
    A summary of restricted stock award activity is as follows:


                                                     NUMBER
                                                       OF              VALUE
                                                     SHARES          PER SHARE
                                                    --------   ---------------------
Unvested balance at May 31, 1996..................   57,702        $9.00--$37.75
  Awarded.........................................   19,400        16.50--21.25
  Vested..........................................  (27,167)        9.00--37.75
  Canceled........................................   (5,000)           9.00
                                                    -------    ---------------------
Unvested balance at May 31, 1997..................   44,935         9.00--37.75
  Awarded.........................................       --             --
  Vested..........................................  (20,135)       13.62--19.12
  Canceled........................................   (6,600)       17.12--33.25
                                                    -------    ---------------------
Unvested balance at May 31, 1998..................   18,200        16.50--37.25
  Awarded.........................................       --             --
  Vested..........................................   (1,200)        5.75--11.13
  Canceled........................................  (16,600)       19.00--37.25
                                                    -------    ---------------------
Unvested balance at May 31, 1999..................      400            16.50
  Awarded.........................................       --             --
  Vested..........................................     (400)           11.38
  Canceled........................................       --             --
                                                    -------    ---------------------
Unvested balance at February 28, 2000
  (unaudited).....................................        0             $0
                                                    =======    =====================


    SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) defines a fair value based method of accounting for employee stock options and similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board Opinion
No. 25 (APB 25). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income (loss) and, if presented, net income
(loss) per share, as if the fair value based method of accounting defined in SFAS 123 had been adopted.


    The Company has elected to account for its stock-based compensation plans under APB 25; however, the Company has computed, for pro forma disclosure purposes, the value of all stock options granted during fiscal years 1997, 1998, 1999 and the nine month period ended

                               MERIX CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 8. STOCK-BASED COMPENSATION PLAN (CONTINUED)

February 28, 2000 using the Black-Scholes option pricing model as prescribed by SFAS 123 using the following weighted average assumptions:



                                                                                           NINE
                                                                                          MONTHS
                                                    YEARS ENDED MAY 31,                   ENDED
                                            ------------------------------------       FEBRUARY 28,
                                               1997         1998         1999              2000
                                            ----------   ----------   ----------       ------------
                                                                                       (UNAUDITED)
Risk-free interest rate...................    6.06%        5.98%        5.12%             5.75%
Expected dividend yield...................      0%           0%           0%               0%
Expected lives............................  2.97 years   3.16 years   2.61 years       2.99 years
Expected volatility.......................     59%          57%          71%               79%



    Using the Black-Scholes methodology, the total value of stock options granted during the 1997, 1998 and 1999 fiscal years, and the nine month period ended February 28, 2000, was $3,330, $2,909, $2,016, and $1,774, respectively, which would be amortized on a pro forma basis over the vesting period of the options (typically four years). The weighted average fair value of options granted during the 1997, 1998 and 1999 fiscal years, and the nine month period ended February 28, 2000, was $7.30, $7.59, $3.20 and $5.20 per share, respectively.


    If the Company had accounted for its 1994 Plan in accordance with SFAS 123, the Company's net income (loss) and net income (loss) per share would approximate the pro forma disclosures below:


                                                                                          NINE MONTHS
                                                         YEARS ENDED MAY 31,                 ENDED
                                                    ------------------------------       FEBRUARY 28,
                                                      1997       1998       1999             2000
                                                    --------   --------   --------       -------------
                                                                                          (UNAUDITED)
Net income (loss) as reported.....................   $  321     $2,138    $(20,681)          $3,887
Net income (loss) pro forma.......................     (866)       834     (21,492)           3,203
Reported diluted net income (loss) per share......   $ 0.05     $ 0.34    $  (3.30)          $ 0.58
Pro forma diluted net income (loss) per share.....   $(0.14)    $ 0.13    $  (3.43)          $ 0.48


    The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to June 1, 1995, and additional awards are anticipated in future years.

                               MERIX CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 8. STOCK-BASED COMPENSATION PLAN (CONTINUED)


    The following table summarizes information about stock options outstanding at February 28, 2000 (unaudited):



                       OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
-----------------------------------------------------------------   -----------------------
                                           WEIGHTED
                                           AVERAGE      WEIGHTED                  WEIGHTED
                                          REMAINING      AVERAGE     NUMBER OF     AVERAGE
        RANGE OF             NUMBER      CONTRACTUAL    EXERCISE      SHARES      EXERCISE
    EXERCISE PRICES        OUTSTANDING   LIFE (YEARS)     PRICE     EXERCISABLE     PRICE
------------------------   -----------   ------------   ---------   -----------   ---------
      $3.06--$5.63            349,012         7.38      $   4.27       64,243     $   4.02
       5.88--8.75              86,763         5.76          7.17        4,449         6.18
       9.00--9.00             326,220         4.17          9.00      325,845         9.00
      9.25--10.06             394,766         6.10          9.98      161,050         9.95
      10.38--31.38            313,900         6.19         15.90      105,230        20.61
------------------------    ---------         ----      --------      -------     --------
     $3.06--$31.38          1,470,661         5.97      $   9.50      660,817     $  10.58
========================    =========         ====      ========      =======     ========


NOTE 9. SHAREHOLDER RIGHTS PLAN

    On March 25, 1997, the Board of Directors adopted a Shareholder Rights Plan (the Plan) designed to preserve and enhance shareholder value and the Company's ability to carry out its long-term business strategy, and reserved 500,000 shares of Series A Preferred Stock for purposes of the Plan. In connection with the adoption of the Plan, the Board of Directors declared a dividend distribution of one Right per share of common stock, payable to the shareholders of record on April 25, 1997. A Right enables the holder, under certain circumstances, to purchase either Series A Preferred or Common Stock of the Company. The Company may redeem the Rights for $0.001 per Right under certain circumstances.

NOTE 10. INCOME TAXES

    Income tax expense consists of federal and state income taxes. Deferred income taxes are determined based on differences between the financial reporting and tax bases of assets and liabilities, using currently enacted tax rates.

                               MERIX CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 10. INCOME TAXES (CONTINUED)
    The provision for (benefit from) income taxes consisted of the following:


                                                                          NINE
                                                                         MONTHS
                                                                          ENDED
                                          YEARS ENDED MAY 31,         FEBRUARY 28,
                                     ------------------------------   -------------
                                       1997       1998       1999         2000
                                     --------   --------   --------   -------------
                                                                       (UNAUDITED)
Current:
  Federal..........................  $(2,428)   $(1,266)   $   (275)    $     --
  State............................       --         --          --           --
                                     -------    -------    --------     --------
    Total current..................   (2,428)    (1,266)       (275)          --
Deferred:
  Federal..........................    2,357      2,236     (10,962)       2,206
  State............................       41        243      (1,438)         279
                                     -------    -------    --------     --------
    Total deferred.................    2,398      2,479     (12,400)       2,485
                                     -------    -------    --------     --------
Income tax (benefit) expense.......  $   (30)   $ 1,213    $(12,675)    $  2,485
                                     =======    =======    ========     ========



    The principal differences between taxes on income computed at the federal statutory rate of 34% in fiscal years 1997, 1998, 1999 and for the nine months ended February 28, 2000 and recorded income tax expense (benefit) were as follows:



                                                                             NINE
                                                                            MONTHS
                                                                             ENDED
                                             YEARS ENDED MAY 31,         FEBRUARY 28,
                                        ------------------------------   -------------
                                          1997       1998       1999         2000
                                        --------   --------   --------   -------------
                                                                          (UNAUDITED)
Tax computed at statutory rate........    $102      $1,173    $(11,341)    $  2,166
State income taxes, net of federal
  benefit.............................      --         107      (1,422)         272
Tax exempt interest...................    (182)        (22)         --           --
Other, net............................      50         (45)         88           47
                                          ----      ------    --------     --------
Income tax (benefit) expense..........    $(30)     $1,213    $(12,675)    $  2,485
                                          ====      ======    ========     ========

                               MERIX CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 10. INCOME TAXES (CONTINUED)
    Significant components of the Company's deferred tax asset and liability were as follows:


                                                      MAY 31,         FEBRUARY 28,
                                                -------------------   ------------
                                                  1998       1999         2000
                                                --------   --------   ------------
                                                                      (UNAUDITED)
Deferred tax asset (liability):
  Inventories.................................  $   654     $  445       $   492
  Vacation accrual............................      274        337           361
  State loss carryforward.....................      624         --            --
  Other.......................................       25        (69)         (140)
                                                -------     ------       -------
    Deferred tax asset--current...............  $ 1,577     $  713       $   713
                                                =======     ======       =======
Deferred tax asset (liability):
  Intangible basis difference.................  $   317     $  187       $   315
  Fixed asset basis difference................   (4,219)    (4,168)       (5,878)
  Net operating loss..........................       --     12,919        11,568
  Other.......................................     (269)       155           603
                                                -------     ------       -------
    Deferred tax asset
      (liability)--long-term..................  $(4,171)    $9,093       $ 6,608
                                                =======     ======       =======


NOTE 11. BENEFIT PLAN


    The Company has a defined contribution plan, which meets the requirements of
Section 401(k) of the Internal Revenue Code, for all regular employees. Under this plan, the Company matches employee contributions as follows; 100% of the first 3% of an employee's base pay and 50% of the next 3% of an employee's base pay. The Company's contributions may be made in cash or in the Company's stock. During fiscal years 1997, 1998 and 1999, and the nine month period ended February 28, 2000, the Company's contribution expense was $1,094, $1,153, $1,145, and $893, respectively.


NOTE 12. SIGNIFICANT CUSTOMERS


    In fiscal year 1997, three customers represented 25.4%, 18.4%, and 13.0%, respectively, of net sales. In fiscal year 1998, three customers represented 29.3%, 16.6%, and 13.6%, respectively, of net sales. In fiscal year 1999, four customers represented 20.7%, 15.0%, 13.8% and 10.9%, respectively, of net sales. In the first nine months of fiscal year 2000, three customers represented 25.8%, 14.0%, and 12.5%, respectively, of net sales.


NOTE 13. RELATED PARTY TRANSACTIONS


    Included in net sales for fiscal years 1997, 1998, 1999 and in the nine month period ended February 28, 2000, are product sales to Tektronix, a major shareholder of the Company, of $28,766, $29,688, $15,720 and $9,205,
respectively. Accounts receivable-affiliates at May 31, 1998 and 1999 and at February 28, 2000 consists of amounts receivable from Tektronix of $2,501, $1,724 and $1,256.

                               MERIX CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 13. RELATED PARTY TRANSACTIONS (CONTINUED)
    The Company had an agreement with Tektronix for certain environmental and waste management services to be provided by Tektronix. The fiscal year 1997, 1998 and 1999 expense related to these services was $291, $451 and $90, respectively. The agreement was terminated effective June 1, 1999.

NOTE 14. COMMITMENTS AND CONTINGENCIES

LITIGATION

    In the normal course of business, the Company may be party to various legal claims, actions and complaints, including actions involving patent infringement and other intellectual property claims. The Company believes that the disposition of these matters will not have a material adverse effect on the Company's financial position and results of operations.

OPERATING LEASES


    Rental expense under operating leases was $2,376, $2,346, $1,036 and $487 in fiscal years 1997, 1998, 1999 and in the nine month period ended February 28, 2000, respectively.


    The Company entered into a operating lease for manufacturing equipment during fiscal year 2000. Minimum rental payments under this lease, which has a lease term in excess of 12 months, are as follows:


                                                           MINIMUM PAYMENTS
YEARS ENDED MAY 31,                                      UNDER OPERATING LEASE
-------------------                                      ---------------------
                                                              (UNAUDITED)
2000...................................................       $      277
2001...................................................            1,108
2002...................................................            1,107
2003...................................................            1,107
2004...................................................            1,107
2005...................................................              277
                                                              ----------
    Total Minimum Lease Payments.......................       $    4,983
                                                              ==========

                                   [ARTWORK]

                                                                         -------

                                                                          [LOGO]
 PROSPECTUS              , 2000

                                                                               -

------------------------------------------------------------
                                                                         -------

                                     [LOGO]

                                3,000,000 Shares
                                  Common Stock


                           THOMAS WEISEL PARTNERS LLC
                           U.S. BANCORP PIPER JAFFRAY
                            WILLIAM BLAIR & COMPANY
                            NEEDHAM & COMPANY, INC.

          ------------------------------------------------------------

You may rely on the information contained or incorporated in this prospectus. Neither we nor any of the underwriters or the selling shareholder has authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained or incorporated in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of the common stock in any circumstances under which the offer or solicitation is unlawful.

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, to be paid by Merix in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market filing fee.


SEC registration fee........................................  $ 19,753
Accounting fees and expenses................................   125,000
Legal fees and expenses.....................................   150,000
Printing and related expenses...............................    75,000
Blue sky legal fees and expenses............................     2,500
Transfer agent and registrar fees and expenses..............     5,000
Miscellaneous expenses......................................   162,747
                                                              --------
  Total.....................................................  $540,000
                                                              ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    As an Oregon corporation, the Registrant is subject to the laws of the State of Oregon governing private corporations and the exculpation from liability and indemnification provisions contained therein. Pursuant to
Section 60.047(2)(d) of the Oregon Revised Statutes ("ORS"), the Registrant's Second Restated Articles of Incorporation (the "Articles") eliminates the liability of the Registrant's directors to the Registrant or its shareholders except for any liability related to (i) breach of the duty of loyalty;
(ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) any unlawful distribution under ORS 60.367; or (iv) any transaction from which the director derived an improper personal benefit.

    ORS Section 60.391 allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not opposed to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under ORS Sections 60.387 to 60.414, corporations may not indemnify a director or officer against liability in connection with a claim by or in the right of the corporation or for any improper personal benefit in which the director or officer was adjudged liable to the corporation. ORS Section 60.394 mandates indemnification for all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, pursuant to the ORS Section 60.401, a court may order indemnification in view of all the relevant circumstances, whether or not the director or officer met the good-faith and reasonable belief standards of conduct set out in ORS Section 60.391.

    ORS Section 60.414 also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders, or otherwise.

    The Articles provide that the Registrant is required to indemnify to the fullest extent not prohibited by law any current or former director who is made, or threatened to be made, a party to an action or proceeding by reason of the fact that such person serves or served as a director of the Registrant. The Articles also provide that the Registrant is permitted to indemnify to the fullest extent not prohibited by law any current or former officer who is made, or threatened to be made, a party to an action or proceeding by reason of the fact that such person is or was an officer of the Registrant.

ITEM 16. EXHIBITS

    (a) The following exhibits are filed with, or incorporated by reference into, this Registration Statement on Form S-3:

       EXHIBIT          DESCRIPTION
---------------------   -----------
        1.1**           Form of Underwriting Agreement

        3.1 Articles of Incorporation of the Company, as amended, incorporated by reference to Exhibit 3.1 to the Company's
                        Form 10-K for the fiscal year ended May 31, 1996.

        3.2             Bylaws of the Company, as amended, incorporated by reference to Exhibit 3.2 to the Company's Form 10-K for the fiscal
                        year ended May 31, 1997.

        4.1 Shareholder Rights Agreement dated March 25, 1997, incorporated by reference to Exhibit 4.1 to the Company's
                        Current Report on Form 8-K filed on April 10, 1997.

        5.1**           Opinion of Perkins Coie LLP

       10.1             Asset Transfer Agreement between Tektronix and the Company
                        (including Note and Trust Deed and Assignment of Rents and
                        Leases), incorporated by reference to Exhibit 10.1 to the
                        Company's Form 10-K for the fiscal year ended May 28, 1994.

       10.2             Amendment No. 1 to Promissory Note dated June 1, 1994 from the Company to Tektronix, Inc., incorporated by reference to
                        Exhibit 10.33 to the Company's Form 10-Q for the quarterly period ended February 27, 1999.

       10.3             Registration Rights Agreement between the Company and
                        Tektronix, incorporated by reference to Exhibit 10.2 to the
                        Company's Form 10-K for the fiscal year ended May 28, 1994.

       10.4             Waste Management Agreement between the Company and
                        Tektronix, incorporated by reference to Exhibit 10.3 to the
                        Company's Form 10-K for the fiscal year ended May 28, 1994.

       10.5 Services Agreement between the Company and Tektronix, incorporated by reference to Exhibit 10.4 to the Company's
                        Form 10-K for the fiscal year ended May 28, 1994.

       10.6*            Stock Incentive Plan of the Company, as amended,
                        incorporated by reference to Appendix A of the Company's
                        Proxy Statement for the 1995 Annual Meeting of Shareholders.

       10.7*            Indemnity Agreement between the Company and Deborah A.
                        Coleman as of April 4, 1994, incorporated by reference to
                        Exhibit 10.6 to the Company's Form 10-K for the fiscal year ended May 28, 1994.

       10.8*            Indemnity Agreement between the Company and Carl W. Neun as of April 4, 1994, incorporated by reference to
                        Exhibit 10.10 to the Company's Form 10-K for the fiscal year ended May 28, 1994.

       10.9*            Indemnity Agreement between the Company and Carlene M. Ellis as of May 24, 1994, incorporated by reference to
                        Exhibit 10.11 to the Company's Form 10-K for the fiscal year ended May 28, 1994.

       10.10*           Indemnity Agreement between the Company and Dr. Koichi
                        Nishimura as of May 24, 1994, incorporated by reference to
                        Exhibit 10.13 to the Company's Form 10-K for the fiscal year ended May 28, 1994.

       EXHIBIT          DESCRIPTION
---------------------   -----------
       10.11*           Indemnity Agreement between the Company and Terri L.
                        Timberman as of May 25, 1994, incorporated by reference to
                        Exhibit 10.14 to the Company's Form 10-K for the fiscal year ended May 27, 1995.

       10.12* Indemnity Agreement between the Company and Janie S. Brown as of August 11, 1998, incorporated by reference to
                        Exhibit 10.31 to the Company's Form 10-Q for the quarterly period ended August 29, 1998.

       10.13*           Amended Executive Severance Agreement between the Company
                        and Deborah A. Coleman, incorporated by reference to
                        Exhibit 10.16 to the Company's Form 10-K for the fiscal year ended May 31, 1997.

       10.14*           Amended Executive Severance Agreement between the Company
                        and Terri L. Timberman, incorporated by reference to
                        Exhibit 10.17 to the Company's Form 10-K for the fiscal year ended May 31, 1997.

       10.15*           Executive Severance Agreement between the Company and
                        Janie S. Brown, incorporated by reference to Exhibit 10.32 to the Company's Form 10-Q for the quarterly period ended
                        November 28,1998.

       10.16*           Executive Severance Agreement between the Company and
                        Mark R. Hollinger, incorporated by reference to
                        Exhibit 10.33 to the Company's Form 10-Q for the quarterly period ended August 30, 1997.

       10.17*           Indemnity Agreement between the Company and Mark R.
                        Hollinger as of September 2, 1997, incorporated by reference to Exhibit 10.32 to the Company's Form 10-Q for the quarterly period ended August 30, 1997.

       10.18*           Indemnity Agreement between the Company and William C.
                        McCormick as of October 21, 1997, incorporated by reference to Exhibit 10.35 to the Company's Form 10-Q for the
                        quarterly period ended November 29, 1997.

       10.19*           Indemnity Agreement between the Company and Robert C.
                        Strandberg as of June 30, 1998, incorporated by reference to Exhibit 10.30 to the Company's Form 10-K for the fiscal year ended May 30, 1998.

       10.20 Note Purchase Agreement dated September 10, 1996, incorporated by reference to Exhibit 10.1 to the Company's
                        Form 10-Q for the quarterly period ended August 31, 1996.

       10.21            Amendment to Note Purchase Agreement dated May 28, 1997,
                        incorporated by reference to Exhibit 10.26 to the Company's
                        Form 10-K for the fiscal year ended May 31, 1997.

       10.22            Second Amendment to Note Purchase Agreement dated
                        August 29, 1997, incorporated by reference to Exhibit 10.29 to the Company's Form 10-Q for the quarterly period ended
                        August 30, 1997.

       10.23            Third Amendment to Note Purchase Agreement dated
                        November 28, 1997, incorporated by reference to
                        Exhibit 10.34 to the Company's Form 10-Q for the quarterly period ended November 29, 1997.

       10.24            Fourth Amendment to Note Purchase Agreement dated May 28,
                        1999, incorporated by reference to Exhibit 10.24 to the
                        Company's Form 10-K for the fiscal year ended May 29, 1999.

       10.25*+          Executive Severance Agreement between the Company and
                        Anaya K. Vardya, dated as of January 18, 2000

       10.26*+          Indemnity Agreement between the Company and Anaya K. Vardya as of December 20, 1999

       EXHIBIT          DESCRIPTION
---------------------   -----------
       23.1             Consent of Deloitte & Touche LLP, independent auditors

       23.2**           Consent of Perkins Coie LLP (included in Exhibit 5.1)

       24.1             Power of Attorney (see page II-6)

------------------------

* This Exhibit constitutes a management contract or compensatory plan or arrangement.

**  To be filed by amendment


+   Previously filed


ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Portland, Oregon, on the 27th day of March, 2000.


                                                       MERIX CORPORATION

                                                       By:  /s/ MARK R. HOLLINGER
                                                            -----------------------------------------
                                                            MARK R. HOLLINGER
                                                            CHIEF EXECUTIVE OFFICER AND PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



/s/ MARK R. HOLLINGER                          CHIEF EXECUTIVE OFFICER,
------------------------------------           PRESIDENT AND DIRECTOR                 March 27, 2000
MARK R. HOLLINGER                              (PRINCIPAL EXECUTIVE OFFICER)

                                               VICE PRESIDENT AND CHIEF
                 *                             FINANCIAL OFFICER
------------------------------------           (PRINCIPAL FINANCIAL AND ACCOUNTING    March 27, 2000
JANIE S. BROWN                                 OFFICER)

                 *
------------------------------------           CHAIR OF THE BOARD OF DIRECTORS        March 27, 2000
DEBORAH A. COLEMAN

                 *
------------------------------------           DIRECTOR                               March 27, 2000
CARLENE M. ELLIS

                 *
------------------------------------           DIRECTOR                               March 27, 2000
WILLIAM C. MCCORMICK

                 *
------------------------------------           DIRECTOR                               March 27, 2000
CARL W. NEUN

                 *
------------------------------------           DIRECTOR                               March 27, 2000
DR. KOICHI NISHIMURA

                 *
------------------------------------           DIRECTOR                               March 27, 2000
ROBERT C. STRANDBERG



* The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 to Registration Statement pursuant to the Power of Attorney executed by the above named officers and directors and filed with the Securities and Exchange Commission on behalf of such officers and directors.



*By:                  /s/ MARK R. HOLLINGER
             --------------------------------------
                        Mark R. Hollinger
                        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

       EXHIBIT          DESCRIPTION
---------------------   -----------
        1.1**           Form of Underwriting Agreement

        3.1 Articles of Incorporation of the Company, as amended, incorporated by reference to Exhibit 3.1 to the Company's
                        Form 10-K for the fiscal year ended May 31, 1996.

        3.2             Bylaws of the Company, as amended, incorporated by reference to Exhibit 3.2 to the Company's Form 10-K for the fiscal
                        year ended May 31, 1997.

        4.1 Shareholder Rights Agreement dated March 25, 1997, incorporated by reference to Exhibit 4.1 to the Company's
                        Current Report on Form 8-K filed on April 10, 1997.

        5.1**           Opinion of Perkins Coie LLP

       10.1             Asset Transfer Agreement between Tektronix and the Company
                        (including Note and Trust Deed and Assignment of Rents and
                        Leases), incorporated by reference to Exhibit 10.1 to the
                        Company's Form 10-K for the fiscal year ended May 28, 1994.

       10.2             Amendment No. 1 to Promissory Note dated June 1, 1994 from the Company to Tektronix, Inc., incorporated by reference to
                        Exhibit 10.33 to the Company's Form 10-Q for the quarterly period ended February 27, 1999.

       10.3             Registration Rights Agreement between the Company and
                        Tektronix, incorporated by reference to Exhibit 10.2 to the
                        Company's Form 10-K for the fiscal year ended May 28, 1994.

       10.4             Waste Management Agreement between the Company and
                        Tektronix, incorporated by reference to Exhibit 10.3 to the
                        Company's Form 10-K for the fiscal year ended May 28, 1994.

       10.5 Services Agreement between the Company and Tektronix, incorporated by reference to Exhibit 10.4 to the Company's
                        Form 10-K for the fiscal year ended May 28, 1994.

       10.6*            Stock Incentive Plan of the Company, as amended,
                        incorporated by reference to Appendix A of the Company's
                        Proxy Statement for the 1995 Annual Meeting of Shareholders.

       10.7*            Indemnity Agreement between the Company and Deborah A.
                        Coleman as of April 4, 1994, incorporated by reference to
                        Exhibit 10.6 to the Company's Form 10-K for the fiscal year ended May 28, 1994.

       10.8*            Indemnity Agreement between the Company and Carl W. Neun as of April 4, 1994, incorporated by reference to
                        Exhibit 10.10 to the Company's Form 10-K for the fiscal year ended May 28, 1994.

       10.9*            Indemnity Agreement between the Company and Carlene M. Ellis as of May 24, 1994, incorporated by reference to
                        Exhibit 10.11 to the Company's Form 10-K for the fiscal year ended May 28, 1994.

       10.10*           Indemnity Agreement between the Company and Dr. Koichi
                        Nishimura as of May 24, 1994, incorporated by reference to
                        Exhibit 10.13 to the Company's Form 10-K for the fiscal year ended May 28, 1994.

       10.11*           Indemnity Agreement between the Company and Terri L.
                        Timberman as of May 25, 1994, incorporated by reference to
                        Exhibit 10.14 to the Company's Form 10-K for the fiscal year ended May 27, 1995.

       10.12* Indemnity Agreement between the Company and Janie S. Brown as of August 11, 1998, incorporated by reference to
                        Exhibit 10.31 to the Company's Form 10-Q for the quarterly period ended August 29, 1998.

       EXHIBIT          DESCRIPTION
---------------------   -----------
       10.13*           Amended Executive Severance Agreement between the Company
                        and Deborah A. Coleman, incorporated by reference to
                        Exhibit 10.16 to the Company's Form 10-K for the fiscal year ended May 31, 1997.

       10.14*           Amended Executive Severance Agreement between the Company
                        and Terri L. Timberman, incorporated by reference to
                        Exhibit 10.17 to the Company's Form 10-K for the fiscal year ended May 31, 1997.

       10.15*           Executive Severance Agreement between the Company and
                        Janie S. Brown, incorporated by reference to Exhibit 10.32 to the Company's Form 10-Q for the quarterly period ended
                        November 28,1998.

       10.16*           Executive Severance Agreement between the Company and
                        Mark R. Hollinger, incorporated by reference to
                        Exhibit 10.33 to the Company's Form 10-Q for the quarterly period ended August 30, 1997.

       10.17*           Indemnity Agreement between the Company and Mark R.
                        Hollinger as of September 2, 1997, incorporated by reference to Exhibit 10.32 to the Company's Form 10-Q for the quarterly period ended August 30, 1997.

       10.18*           Indemnity Agreement between the Company and William C.
                        McCormick as of October 21, 1997, incorporated by reference to Exhibit 10.35 to the Company's Form 10-Q for the
                        quarterly period ended November 29, 1997.

       10.19*           Indemnity Agreement between the Company and Robert C.
                        Strandberg as of June 30, 1998, incorporated by reference to Exhibit 10.30 to the Company's Form 10-K for the fiscal year ended May 30, 1998.

       10.20 Note Purchase Agreement dated September 10, 1996, incorporated by reference to Exhibit 10.1 to the Company's
                        Form 10-Q for the quarterly period ended August 31, 1996.

       10.21            Amendment to Note Purchase Agreement dated May 28, 1997,
                        incorporated by reference to Exhibit 10.26 to the Company's
                        Form 10-K for the fiscal year ended May 31, 1997.

       10.22            Second Amendment to Note Purchase Agreement dated
                        August 29, 1997, incorporated by reference to Exhibit 10.29 to the Company's Form 10-Q for the quarterly period ended
                        August 30, 1997.

       10.23            Third Amendment to Note Purchase Agreement dated
                        November 28, 1997, incorporated by reference to
                        Exhibit 10.34 to the Company's Form 10-Q for the quarterly period ended November 29, 1997.

       10.24            Fourth Amendment to Note Purchase Agreement dated May 28,
                        1999, incorporated by reference to Exhibit 10.24 to the
                        Company's Form 10-K for the fiscal year ended May 29, 1999.

       10.25*+          Executive Severance Agreement between the Company and
                        Anaya K. Vardya, dated as of January 18, 2000

       10.26*+          Indemnity Agreement between the Company and Anaya K. Vardya as of December 20, 1999

       23.1             Consent of Deloitte & Touche LLP, independent auditors

       23.2**           Consent of Perkins Coie LLP (included in Exhibit 5.1)

       24.1             Power of Attorney (see page II-6)

------------------------

* This Exhibit constitutes a management contract or compensatory plan or arrangement.

**  To be filed by amendment

+   Previously filed